Filed Pursuant to Rule 424(B)(3)
Registration No. 333-111568
PROSPECTUS

1,380,000 Shares

Doral Financial Corporation

              4.75% Perpetual Cumulative Convertible Preferred Stock

(Liquidation Preference $250 per Share)

OFFERING

•	This prospectus relates to the offering for resale of the preferred stock, and the shares of our common stock issuable upon conversion of the preferred stock.

•	The preferred stock was offered to “qualified institutional buyers” in reliance on Rule 144A in transactions exempt from the registration requirements of the Securities Act of 1933, through the initial purchasers, Wachovia Capital Markets, LLC, UBS Warburg LLC, Deutsche Bank Securities and Brean Murray & Co., Inc.

•	This prospectus will be used by selling securityholders to resell their shares of preferred stock and shares of our common stock issuable upon conversion of their preferred stock.

DORAL FINANCIAL

•	We are a diversified financial services company engaged in banking, mortgage banking, insurance agency and institutional brokerage activities.

•	We will not receive any proceeds from sales by the selling securityholders.

THE PREFERRED STOCK

•	The annual dividend on each share of the preferred stock is $11.875 and is payable quarterly in cash, in arrears, on each March 15, June 15, September 15 and December 15, commencing on December 15, 2003.

•	Each share of preferred stock will have a liquidation preference of $250 and will be convertible into 6.2856 shares of our common stock, subject to adjustment.

•	Your option to convert the preferred stock into shares of our common stock will be exercisable only if: (1) during any fiscal quarter after September 30, 2003, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter exceeds 120% of the conversion price of the preferred stock; (2) upon the occurrence of certain corporate transactions or (3) upon the delisting of our common stock.

•	On or after September 30, 2008, we may, at our option, cause the preferred stock to be converted into that number of shares of common stock that are issuable at the conversion price. We may exercise our conversion right only if, for 20 trading days within any period of 30 consecutive trading days ending on a trading day not more than two trading days prior to the date we give notice of conversion, the closing sale price of our common stock exceeds 130% of the conversion price of the preferred stock in effect on each such trading day.

REGISTRATION AND TRADING

•	Our common stock trades on the New York Stock Exchange under the symbol “DRL.” On February 6, 2004, the last reported sale price of our common stock was $33.25 per share.

•	The preferred stock originally issued in a private placement are eligible for trading on the PORTAL system of the National Association of Securities Dealers Inc. However, preferred stock sold pursuant to this prospectus will no longer be eligible for trading on the PORTAL market. We do not intend to list the preferred stock on any national securities exchange.

NOTICE TO INVESTORS

•	Investing in the preferred stock involves risks. See “Risk Factors” beginning on page 13.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Neither the Securities and Exchange Commission nor any state or Commonwealth of Puerto Rico securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 9, 2004.

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

ABOUT THIS PROSPECTUS

       This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, the selling securityholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities which may be offered by the selling securityholders. Each time a selling securityholder sells securities, the selling securityholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”

PROSPECTUS SUMMARY

       The following summary information is qualified in its entirety by the information contained elsewhere in this prospectus, including the documents we have incorporated by reference, and in the certificate of designation creating the preferred stock described under “Description of the Preferred Stock.” All references to “Doral Financial,” the “company,” “we,” “our, “and “us” in this prospectus refer to Doral Financial Corporation and its subsidiaries, unless the context requires otherwise.

       All share and per share information for our common stock and the initial conversion rate for the preferred stock have been adjusted to reflect the three-for-two stock split effective December 11, 2003.

Doral Financial Corporation

       We are a diversified financial services company engaged in banking, mortgage banking, insurance agency and institutional brokerage activities. Our activities are principally conducted in Puerto Rico. To a lesser extent, we also operate in the New York City metropolitan area. We are the leading mortgage banking institution in Puerto Rico as measured by mortgage loan origination volume on single-family residences and as measured by mortgage loan servicing volume. As of September 30, 2003, we had consolidated assets of approximately $10.8 billion and consolidated stockholders’ equity of approximately $1.5 billion. We have been profitable in each year since we commenced business in 1972 and have produced a compounded annual growth rate of earnings of 41% since 1995. For the quarter ended September 30, 2003 we announced record quarterly earnings for the 23rd consecutive quarterly period. Our return on average common equity has exceeded 20% in each of our last five years and was 29.1% in 2002. Our return on average assets on income before extraordinary items has exceeded 2.00% in five of our last seven fiscal years, including 2.97% in 2002.

       Our principal strategy is to further develop as a diversified financial institution by maintaining our leadership position in the mortgage banking business while expanding into other financial services businesses that have natural synergies with our core mortgage lending business such as branch banking, broker-dealer operations and insurance agency services. We intend to leverage our reputation as the leading mortgage lender in Puerto Rico, as well as our base of over 300,000 clients, to cross-sell other financial services and products. We also intend to pursue opportunities to expand geographically within the mainland United States, particularly within the New York City metropolitan area and other areas with large Hispanic or minority populations, through the establishment of new operations, acquisitions or a combination of both. Our newer lines of non-mortgage banking business are making increasing contributions to our consolidated earnings and represent 45.1% of our net income for the nine-month period ended September 30, 2003.

       We seek to increase our servicing portfolio primarily through internal loan originations and to supplement these originations with purchases of loans and mortgage servicing rights from third parties. Our servicing portfolio and annual loan production have increased at a compounded annual growth rate of 22.8% and 34.9%, respectively since 1995. We work to increase our volume of loan originations by emphasizing quality customer service, including extended hours. Many of our branches are open from 8 a.m. to 8 p.m. six days a week. We strive to increase net interest income and investment income by investing in loans and investment securities, consisting primarily of residential mortgage loans, mortgage-backed securities and United States government and agency obligations that generate interest income that is not subject to income taxation to us for Puerto Rico or U.S. income tax purposes.

       We also seek to maintain a high quality balance sheet. As of September 30, 2003, 52.5% of our assets consisted of U.S. treasury notes, other U.S. and Puerto Rico government agency obligations, cash and money market instruments, Government National Mortgage Association (“GNMA”), Federal National Mortgage Association (“FNMA”), Federal Home Loan Mortgage Corporation (“FHLMC”) and other mortgage-backed securities. Approximately, 17.0% of our assets consisted of non-conforming loans that do not qualify for the traditional mortgage securitization program of GNMA, FNMA or FHLMC. Our underwriting guidelines for non-conforming loans stress low loan-to-value ratios. The typical loan-to-value ratio on non-conforming loans is approximately 70%. Over 97% of our loan portfolio is secured by real estate. According to a publication by the Department of Housing and Urban Development, our cumulative early default rate on FHA/VA mortgage loans, which measures defaults within two years of origination, was 89 basis points, compared to an average of over 335 basis points for U.S. lenders.

       Puerto Rico is the most economically developed Caribbean island, and as a U.S. commonwealth, operates under virtually the same controls as a U.S. state, including the same legal, accounting and political and financial systems. The government of Puerto Rico has created tax incentives to promote commercial and industrial growth, including new housing construction. For example, the interest earned on GNMA securities backed by FHA/VA loans used to purchase newly constructed housing in Puerto Rico is exempt from Puerto Rico income taxes. This exemption results in lower and more stable prices for this type of loan product. Puerto Rico financial institutions also enjoy advantages in investing in United States government obligations. As foreign corporations for United States tax purposes, they generally are not subject to United States income taxation on the interest they receive on portfolio investments in the United States.

       We were founded in 1972 under the laws of the Commonwealth of Puerto Rico. As a financial holding company, we are subject to the regulations of the Board of Governors of the Federal Reserve System, and the Office of the Commissioner of Financial Institutions of Puerto Rico, or OCFI. Our principal executive offices are located at 1451 F.D. Roosevelt Avenue, San Juan, Puerto Rico 00920-2717, and our telephone number is (787) 474-6709.

Lines of Business

Banking

       We conduct our banking activities in Puerto Rico through our commercial banking subsidiary, Doral Bank. We also conduct banking activities in the New York City metropolitan area through our federal savings bank subsidiary, Doral Bank, F.S.B., which commenced operations in October 1999. As of September 30, 2003, Doral Bank operated through 36 branches in Puerto Rico and Doral Bank, F.S.B. operated through four branches in the New York City metropolitan area. As of September 30, 2003, Doral Bank and Doral Bank, F.S.B. had deposits totaling $2.6 billion and $327.9 million, respectively. Doral Bank concentrates its lending activities on residential mortgage loan originations in Puerto Rico. Doral Bank, F.S.B. focuses its lending activities on loans secured by multi-family apartment buildings and commercial properties located in the New York City metropolitan area. A substantial portion of the residential mortgage loans originated through Doral Bank are sold to third parties through Doral Financial’s mortgage banking units. Doral Bank and Doral Bank, F.S.B. also originate construction and commercial loans for their own investment portfolio. To a lesser extent, both Doral Bank and Doral Bank, F.S.B. also originate consumer loans.

       Doral Bank also engages in substantial investment and trading activities through its international banking entity subsidiary that offers us substantial tax advantages on both the interest and gain realized on these transactions. The revenue generated by Doral Bank’s and Doral Bank, F.S.B.’s lending and investment activities are augmented by the income earned from the other traditional banking services that they offer to customers.

       As of September 30, 2003, our banking subsidiaries held deposit accounts totaling $2.8 billion and had $7.2 billion in assets. For the nine months ended September 30, 2003 and the years ended December 31, 2002, 2001 and 2000, our banking subsidiaries contributed $93.0 million, $92.4 million, $49.3 million and $26.9 million, or 41.0%, 41.8%, 34.3% and 31.8%, respectively, to our consolidated net income.

Mortgage Banking

       We market a variety of loan products designed to meet consumer needs and competitive conditions. We have traditionally focused on the origination of 15 to 30-year first mortgage loans secured by single-family residences. For the nine months ended September 30, 2003, our total volume of loan production was $4.7 billion, and for the years ended December 31, 2002, 2001 and 2000, it was $5.2 billion, $4.2 billion and $3.2 billion, respectively. As of September 30, 2003, we operated 56 mortgage banking offices in Puerto Rico and one office on the United States mainland.

       We conduct our mortgage banking activities in Puerto Rico through our HF Mortgage Bankers division and through our subsidiaries, Doral Mortgage Corporation, Centro Hipotecario de Puerto Rico, Inc. and Sana Investment Mortgage Bankers, Inc. On the United States mainland, we conduct our mortgage banking activities through Doral Money, Inc.

       Loan Servicing. Our servicing portfolio has grown steadily as a result of our increasing number of originations and our purchases of servicing rights. As of September 30, 2003, our servicing portfolio totaled $12.3 billion, compared to $11.2 billion, $10.0 billion and $8.8 billion as of December 31, 2002, 2001 and 2000, respectively. As of September 30, 2003, approximately 81% of our servicing portfolio consisted of loans being serviced for third parties.

       Sale of Loans and Securitization Activities. We sell or securitize most of the residential mortgage loans that we originate. Some of the loans originated by our banking subsidiaries and other specialized units, however, are held to maturity and classified as loans receivable. During the nine months ended September 30, 2003 and the years ended December 31, 2002, 2001 and 2000, we issued approximately $283 million, $509 million, $743 million and $651 million, respectively, in GNMA securities. During those same periods, we also securitized $1.8 billion, $1.5 billion, $890 million and $457 million, respectively, of loans into mortgage-backed securities guaranteed by FNMA, or FHLMC. Our mortgage banking units sell most of the residential loans that they originate and that do not qualify for the guarantee or securitization programs of GNMA, FNMA or FHLMC, or non-conforming loans, to local financial institutions. These sales of non-conforming loans are often made on a recourse or partial recourse basis. We also sell non-conforming loans directly to FNMA and FHLMC in negotiated transactions.

       Investments and Trading. We own a substantial portfolio of mortgage-backed and U.S. government agency securities. As of September 30, 2003, we held securities for trading with a fair market value of $815.2 million, approximately $262.2 million of which consisted of Puerto Rico GNMA securities, the interest income on which is tax-exempt to us under local Puerto Rico legislation. We generally hold these securities for longer periods prior to sale than most U.S. banking companies in order to maximize the tax-exempt interest received from them. As part of our strategy to maximize net interest income, we also invest in securities that are classified as available-for-sale or held-to-maturity. As of September 30, 2003, we held $1.7 billion in securities and other investments that were classified as held-to-maturity and $2.5 billion in investment securities that were classified as available-for-sale.

       We conduct a substantial portion of our investment activities through the international banking entities at our banking subsidiaries and at the parent company level. Local Puerto Rico legislation provides income tax exemption on the interest income and gains on sales of securities recorded in the international banking entities.

Broker-Dealer

       We conduct securities activities in Puerto Rico through our broker-dealer subsidiary, Doral Securities, Inc. Doral Securities offers institutional brokerage, financial advisory and investment banking services. For the nine months ended September 30, 2003 and the years ended December 31, 2002, 2001 and 2000, Doral Securities’ net income was $4.8 million, $4.4 million, $2.1 million and $226,000, respectively.

Insurance Agency

       We conduct insurance agency activities in Puerto Rico through Doral Insurance Agency, Inc.; we commenced these operations during December 2000. Doral Insurance Agency currently earns commissions by acting as agent in connection with the issuance of insurance policies by unaffiliated insurance companies. We expect continual growth in this operation as we continue to expand our product offerings and services and maximize cross-marketing opportunities with our existing customer base. For the nine months ended September 30, 2003, and the years ended December 31, 2002 and 2001, Doral Insurance Agency’s net income was $4.4 million, $4.9 million and $2.3 million, respectively.

The Commonwealth of Puerto Rico

General

       Puerto Rico, the most economically developed Caribbean island, has been under the jurisdiction of the United States since 1898. The United States and Puerto Rico share a common defense, market and currency. As a U.S. commonwealth, Puerto Rico exercises virtually the same control over its internal affairs as a U.S. state government does over its internal affairs. There is a federal district court in Puerto Rico and most federal laws are applicable to Puerto Rico. The people of Puerto Rico are citizens of the United States, but do not vote in national elections and are represented in Congress by a Resident Commissioner who has a voice in the House of Representatives, but has only limited voting rights.

Puerto Rico Mortgage Industry

       In general, the Puerto Rico mortgage market is an extension of the United States market with respect to regulation, investment ratings and pricing, except for the pricing of tax-exempt GNMA securities. Because of lower per-capita income levels and savings rates on the island, FHA/VA loans have historically been an important source of financing for Puerto Rican home borrowers. Refinancing loans have traditionally been used for debt consolidation purposes by lower and middle income families rather than simply to achieve interest savings on an existing mortgage. Our refinancing originations are fairly consistent year-over-year and have averaged 56.5% over the last two years.

       According to information published by the Puerto Rico Commissioner of Financial Institutions, total residential mortgage originations in Puerto Rico for the year 2002 were $12.2 billion. According to a study commissioned by the Puerto Rico Bankers Association, the number of households in Puerto Rico increased by nearly 230,000, or 19.3%, from 1990 to 2000, representing an average annual growth of 23,000 households. This rapid growth in households has been driven by population growth, increased divorce rates, immigration and family formation. This has resulted in a chronic shortage of housing in Puerto Rico. In response to the backlog in demand, the Puerto Rico government has implemented various programs to subsidize the development of new low-income housing units, including tax incentives to developers, mortgage subsidies to buyers, interest tax-exemption on FHA/VA loans for new housing and down payment subsidies.

Tax Structure

       Puerto Rico corporations are treated as foreign corporations for United States income tax purposes and are generally subject to United States income tax only on income earned from the active conduct of a trade or business on the United States mainland or on income from certain investments in the United States. The interaction of federal and Puerto Rico tax laws allows the Puerto Rico government to enact legislation to encourage investment in certain sectors of the economy, such as new housing construction. For example, the interest earned on GNMA securities backed by FHA/VA loans used to purchase newly constructed housing in Puerto Rico is exempt from Puerto Rico income taxes. This exemption results in lower and more stable prices for this type of loan product. Puerto Rico financial institutions also enjoy advantages in investing in United States government obligations. As foreign corporations for United States tax purposes, they generally are not subject to United States income taxation on the interest they receive on portfolio investments in the United States. Additionally, as a result of Puerto Rico’s relationship with the United States, United States government obligations are exempt from Puerto Rico income taxes. Puerto Rico legislation also provides for the creation of international banking entities that are permitted to invest in U.S. assets and securities. The interest and gains on sale of securities earned by these entities are not subject to Puerto Rico income taxation. To take advantage of this legislation, we have organized two separate international banking entities, one at the parent company level as a division and the other as a subsidiary of Doral Bank.

Regulation

       We are subject to a variety of U.S. federal, state and Puerto Rico laws and regulations. As a financial holding company with two depository institution subsidiaries, we are subject to the regulations of the Board of Governors of the Federal Reserve System, and the Office of the Commissioner of Financial Institutions of Puerto Rico, or OCFI. Among other things, we are required to meet minimum capital requirements and we must limit our activities to those that are financial in nature or incidental or complementary to a financial activity. The activities of our mortgage banking subsidiaries are subject to FHA, VA, GNMA, FNMA, FHLMC, Department of Housing and Urban Development, OCFI and state regulations governing the origination, processing, selling and servicing of mortgage loans. Among other things, these rules prohibit discrimination, establish underwriting guidelines, require credit reports and, in some cases, fix maximum loan amounts for mortgages. Our banking subsidiaries are subject to OCFI, Federal Deposit Insurance Corporation, or FDIC, and Office of Thrift Supervision, or OTS, regulations. Among other things, these regulations govern the type and amount of credit that our banking subsidiaries may extend to their affiliates and require that most credit extended to affiliates be fully secured. The FDIC is required to take “prompt corrective action” if our banking subsidiaries do not meet minimum capital requirements. The FDIC has established five capital tiers to implement this requirement, which range from “well capitalized” to “critically undercapitalized.” A bank’s capital tier will depend on various capital measures and other qualitative factors and each capital tier subjects a bank to specific requirements. As of September 30, 2003, both Doral Bank and Doral Bank, F.S.B., our banking subsidiaries, met the capital measures necessary to qualify as “well capitalized” under the FDIC’s regulations. Our banking and securities subsidiaries are only permitted to pay dividends if they are in compliance with the applicable regulatory requirements of federal and state bank regulatory authorities and securities regulators. We must also maintain the required capital levels for a bank holding company before we can pay dividends on our stock.

Summary of Historical Consolidated Financial and Other Operating Data

       The following table shows certain of our summary consolidated financial and operating data on a historical basis as of and for the nine-month periods ended September 30, 2003 and 2002, and for each of the three years in the period ended December 31, 2002. This information should be read together with our consolidated financial statements and the related notes incorporated by reference in this prospectus. We have made certain reclassifications to data for years prior to 2002 to conform to 2002 classifications.

       On January 1, 2001, we implemented SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This accounting statement requires that we recognize all derivatives held by us as either assets or liabilities in our statement of financial condition and requires that we measure those instruments at fair value. As part of its implementation of SFAS No. 133, we reclassified $110 million of our held-to-maturity securities as available-for-sale and $130 million as trading securities. This reclassification resulted in a gain of $1.6 million (net of tax) in other comprehensive income and $5.9 million (net of tax) in the income statement recorded as cumulative effect of change in accounting principle for the quarter ended March 31, 2001. We also recognized a loss of $196,000 related to $100 million of interest rate swaps previously excluded from our financial statements.

       Beginning with the second quarter of 2002, we changed our policy on classifying mortgage loans held for sale in our mortgage banking units as non-accrual so that all loans that have been delinquent for more than 180 days will be classified as non-accrual if the loan-to-value ratio indicates that there is a concern as to ultimate collectibility of the loan. Throughout 2001 and until the second quarter of 2002, mortgage loans held for sale by our mortgage banking units were classified as non-accrual if they had been delinquent for over a year if the loan-to-value ratio indicated concern as to ultimate collectibility of the loan. Prior to 2001, we did not generally classify mortgage loans held for sale in our mortgage banking units as non-accrual following default.

       The return on average assets ratio is computed by dividing net income by average assets for the period. The return on average common equity ratio is computed by dividing net income less preferred stock dividends by average common stockholders’ equity for the period. Common stockholders’ equity per share is computed by dividing common stockholders’ equity by the number of common stock outstanding at end of period. Average balances are computed using month-end balances, except for the nine-month periods ended September 30, 2003 and 2002 and for years 2002 and 2001, which have been computed using daily balances except for 2001 average balances for Doral Securities, which are based on month-end balances. All per share information shown in the table has been adjusted to reflect the three-for-two stock split effective December 11, 2003.

				Nine Months Ended in
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)

	(dollars in thousands, except for per share data)
Balance Sheet Data
Total assets	$5,463,386	$6,694,283	$8,421,689	$7,666,164	$10,763,729
Total liabilities	$4,957,676	$5,932,163	$7,376,718	$6,668,523	$9,255,437
Stockholders’ equity	505,710	762,120	1,044,971	997,641	1,508,292
Common stockholders’ equity per share(1)	$3.99	$5.93	$7.58	$7.14	$9.08
Income Statement Data
Net interest income (net of provision)	$38,226	$79,982	$144,993	$109,017	$112,807
Non-interest income	150,317	191,132	255,393	175,360	301,520
Net income	84,656	143,851	220,968	156,811	226,645
Diluted earnings per common share before cumulative effect of change in accounting principle(1)	$0.82	$1.25	$1.89	$1.35	$1.94
Cash dividends paid per common share(1)	$0.17	$0.21	$0.28	$0.21	$0.28
Weighted average diluted shares outstanding(1)	94,710,396	102,381,614	109,438,695	109,369,842	110,329,001
Operating Data
Loan production	$3,173,746	$4,209,286	$5,168,581	$3,771,030	$4,747,533
Loan servicing portfolio	8,804,706	10,006,380	11,241,523	10,923,260	12,328,906
Performance Ratios
Return on average assets(2)(3)	1.66%	2.33%	2.97%	2.89%	3.30%
Return on average common equity (2)(3)	23.03	27.13	29.08	28.52	31.94
Asset Quality Ratios
Non-performing assets to total assets at end of period	1.26%	1.16%	1.30%	1.30%	1.32%
Non-performing loans to total loans at end of period	3.56	3.56	2.99	2.81	3.87
Allowance for loan losses to total loans at end of period	0.54	0.48	0.57	0.49	0.84
Allowance for loan losses to total non-performing loans at end of period	15.03	17.95	18.91	17.26	21.67
Net charge-offs to average loans outstanding	0.05	0.06	0.06	0.04	0.07

(1)	Adjusted to reflect the three-for-two stock split effective December 11, 2003.

(2)	Return on average assets and return on average common equity computed on the basis of income before the cumulative effect of a change in accounting principle for 2001 would have been 2.23% and 25.93%, respectively.

(3)	Percentages presented for the nine-month periods ended September 30, 2002 and 2003 are annualized.

The Offering

       On September 29, 2003 and October 8, 2003, we completed a private offering of the preferred stock. We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed, for the benefit of the holders of the preferred stock, to file a registration statement with the SEC within 90 days after the date of original issuance of the preferred stock with respect to resales of the preferred stock and common stock issued upon the conversion of the preferred stock. We also agreed to use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act of 1933, as amended (the “Securities Act”) within 180 days of such date of original issuance and to keep the shelf registration statement effective until the earlier of (i) the sale to the public pursuant to Rule 144 (or any similar provision then in force, but not Rule 144A) under the Securities Act or the registration statement of which this prospectus forms a part of all the securities registered thereunder, and (ii) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to permitted exceptions.

Issuer	Doral Financial Corporation

Securities Offered	1,380,000 shares of 4.75% perpetual cumulative convertible preferred stock.

Dividends	Cumulative annual dividends of $11.875 per share payable quarterly in cash, in arrears, on each March 15, June 15, September 15 and December 15, commencing December 15, 2003, when, as and if declared by the board of directors. Dividends on the preferred stock are cumulative from the date of initial issuance. Accumulated dividends on the preferred stock will not bear interest.

Issue Price	$250.00 per share.

Liquidation Preference	$250.00 per share, plus accumulated and unpaid dividends, if any.

Ranking	The preferred stock will be, with respect to dividend rights and rights upon liquidation, winding up or dissolution:

• junior to all our existing and future debt obligations;

• on a parity with any other class or series of our capital stock the terms of which provide that such class or series will rank on a parity with the preferred stock;

• senior to our common stock and any other class or series of our capital stock the terms of which provide that such class or series will rank junior to the preferred stock; and

• effectively junior to all of our subsidiaries’ (i) existing and future liabilities and (ii) capital stock held by others.

Transfer Restrictions	Each time a selling securityholder sells the preferred stock, the selling securityholder is required to provide you with this prospectus and in certain cases, a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered.

Conversion Rights	A holder may convert its preferred stock into a number of shares of our common stock equal to the conversion rate only under the following circumstances:

• in any fiscal quarter commencing after September 30, 2003, if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter exceeds 120% of the conversion price as of the last trading day of such preceding fiscal quarter (currently 120% of $39.77, or $47.72);

• upon the occurrence of specified corporate transactions; or

• upon delisting of our common stock.

See “Description of Preferred Stock — Conversion Rights.”

For each $250 liquidation preference of preferred stock surrendered for conversion, a holder will receive 6.2856 shares of our common stock, the “conversion rate.” This represents a current conversion price of $39.77 per share of common stock. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accumulated and unpaid dividends. Upon conversion, holders will not receive any cash payment representing accumulated dividends, if any. Instead, accumulated dividends, if any, will be deemed paid by the common stock received by holders on conversion.

Conversion at Our Option	On or after September 30, 2008, we may, at our option, cause the preferred stock to be converted into that number of shares of common stock that are issuable at the conversion price. We may exercise our conversion right only if, for 20 trading days within any period of 30 consecutive trading days ending on a trading day that is not more than two trading days prior to the date on which we give notice of conversion, the closing sale price of our common stock exceeds 130% of the conversion price of the preferred stock in effect on each such trading date.

In addition, if there are less than 138,000 shares of preferred stock outstanding, we may, on or after September 30, 2008, at our option, with the prior approval of the Federal Reserve Board, cause the preferred stock to be converted into that number of shares of common stock equal to the liquidation preference divided by the lesser of the conversion price and the average closing price of the common stock for the five trading day period ending on the second trading day immediately preceding the date fixed for conversion.

Voting Rights	Except as required by Puerto Rico law and as described below, the holders of the preferred stock will not have any voting rights. If at any time the equivalent to six consecutive quarterly dividend payments payable on the shares of preferred stock are accrued and unpaid, the holders of the preferred stock together with the holders of any other series of our preferred stock, in similar circumstance, voting together as a single class without regard to series, will be entitled to elect two directors to serve until accumulated dividends have been paid in full.

Use of Proceeds	We will not receive any of the proceeds from the sale of the preferred stock or the common stock contemplated by this prospectus.

Book-Entry, Delivery and Form	Initially the preferred stock will be represented by one or more permanent global certificates in definitive, fully registered form deposited with a custodian for, and registered in the name of DTC or its nominee.

Common Stock	Our common stock is listed for trading on the NYSE under the symbol “DRL.”

Listing and Trading	The preferred stock originally issued in a private placement are eligible for trading in PORTAL. However, preferred stock sold pursuant to this prospectus will no longer be eligible for trading in PORTAL. We do not intend to list the preferred stock on any national securities exchange or include the preferred stock in any automated quotation system.

Three-for-two stock split	On December 11, 2003, the Company effected a three-for-two stock split in the form of a stock dividend of one additional share of common stock to be issued on December 11, 2003, for every two shares of common stock held of record on November 21, 2003. The initial conversion rate of the preferred stock as well as the per share data contained in this prospectus have been adjusted to reflect the three-for-two stock split.

Risk Factors

       An investment in the preferred stock involves certain risks that a potential investor should carefully evaluate prior to making an investment in the preferred stock. See “Risk Factors” beginning on page 13 of this prospectus.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

       The ratios shown below measure our ability to generate sufficient earnings to pay the fixed charges or expenses of our debt and dividends on our preferred stock. The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings by combined fixed charges and preferred stock dividends.

Nine Months
Ended
	Year Ended December 31,					September 30,

	1998	1999	2000	2001	2002	2003

Consolidated ratio of earnings to combined fixed charges and preferred stock dividends:
Including interest on deposits	1.50x	1.41x	1.29x	1.49x	1.87x	2.17x
Excluding interest on deposits	1.59x	1.52x	1.37x	1.65x	2.17x	2.57x

       For purposes of computing the ratio of earnings to fixed charges and preferred stock dividends, “earnings” consist of income from continuing operations before income taxes plus fixed charges and amortization of capitalized interest, less interest capitalized. “Fixed charges” consist of interest expense and capitalized, amortization of debt issuance costs, and our estimate of the interest component of rental expense. Ratios are presented both including and excluding interest on deposits.

       The term “preferred stock dividends” is the amount of pre-tax earnings that is required to pay dividends on our outstanding preferred stock.

RISK FACTORS

       An investment in our preferred stock involves risks. In addition to the information set forth elsewhere or incorporated by reference in this prospectus, the following factors relating to our company and the offering should be considered carefully before making an investment in the preferred stock offered hereby.

Risks Related to Our Business

Fluctuations in interest rates may hurt our business.

       Interest rate fluctuations can adversely affect the following areas of our business:

•	the number of mortgage loans we originate and purchase;

•	the interest income we earn on our loans and securities;

•	the gain we recognize on the sale of loans;

•	the value of our securities holdings; and

•	the value of our servicing assets and interest-only strips.

       Significant increases in interest rates reduce demand for mortgage loan originations and refinancings. Higher interest rates increase the cost of mortgage loans to consumers and therefore reduce demand for mortgage loans. Reduced demand for mortgage loans negatively impacts our profits because it results in reduced loan originations and lower mortgage origination income. Demand for refinance loans is particularly sensitive to increases in interest rates.

       Significant increases in interest rates reduce net interest income. Unexpected significant increases in short-term interest rates reduce net interest income, which makes up an important part of our earnings. Net interest income is the difference between the interest received by us on our assets and the interest paid on our borrowings. Most of our assets, like our mortgage loans and mortgage-backed securities, are long-term assets with fixed interest rates. In contrast, most of our borrowings are short-term. When interest rates rise, we must pay more in interest on our borrowings while interest earned on our assets does not rise as quickly. This causes our profits to decrease.

       Significant increases in interest rates may reduce or eliminate our gain on sale of mortgage loans. If long-term interest rates increase significantly between the time we commit to or establish an interest rate on a mortgage loan and the time we sell the loan, we may realize a reduced gain or a loss on such sale.

       Significant increases in interest rates may reduce the value of our mortgage loans and securities holdings. Significant increases in interest rates may reduce the value of our financial assets and have an adverse impact on our earnings and financial condition. We own a substantial portfolio of mortgage loans, mortgage-backed securities and other debt securities with fixed interest rates. The market value of an obligation with a fixed interest rate generally decreases when prevailing interest rates rise.

       Significant decreases in interest rates may adversely affect the value of our servicing assets and interest only strips. Significant decreases in interest rates lead to increases in the prepayment of mortgages by borrowers, which may reduce the value of our servicing asset and interest only strips, or IOs. Our servicing assets reflect the estimated present value of the fees we expect to receive on the mortgages we service over their expected term. IOs are the estimated present value of cash flows we expect to receive in the future on the economic interest we retain in loans we sell or securitize. If prepayments increase above expected levels, the value of our servicing assets and IOs will decrease. We may be required to recognize this decrease in value by taking a charge against our current earnings. As of September 30, 2003, the unamortized value of the servicing asset and IOs and other residual interests retained in securitization transactions recorded on our financial statements was $165.7 million and $491.2 million, respectively.

We may suffer losses from mortgage loans we hold pending sale or that we sell but for which we retain all or a portion of the credit risk.

       We are generally at risk for mortgage loan defaults from the time we fund a loan until the time such loan is sold or securitized into a mortgage-backed security. We also often retain all or part of the credit risk on sales of mortgage loans that do not qualify for GNMA, FNMA or FHLMC sale or exchange programs and consequently may suffer losses on these loans. We suffer losses on these loans when the proceeds from a foreclosure sale of the property underlying a defaulted mortgage loan are less than the outstanding principal balance of the loan and the costs of holding and disposing of the related property.

We are subject to default risk in connection with the loans we originate for our own portfolio.

       We are subject to the risk of loss from loan defaults and foreclosures with respect to the loans we originate for our own portfolio, including those loans originated by our banking subsidiaries for investment. We establish provisions for loan losses, which are charged to operations, in order to maintain our allowance for loan losses at a level which our management deems to be appropriate based upon their assessment of prior loss experience, the volume and type of lending being conducted, industry standards, past due loans, general economic conditions in our market area and other factors related to the collectibility of the loan portfolio. Although our management utilizes its best judgment in providing for loan losses, there can be no assurance that management has accurately estimated the level of future loan losses or that we will not have to increase its provisions for loan losses in the future as a result of future increases in non-performing loans or for other reasons beyond our control. Any such increases in our provisions for loan losses or any loan losses in excess of our provision for loan losses could have a negative impact on our future financial condition and results of operations.

Increases in our originations of construction and commercial loans have increased our credit risk.

       Our increase in originations of construction loans and mortgage loans secured by income producing residential buildings and commercial properties through our banking subsidiaries has increased the credit risks to which we are exposed. These types of loans involve greater credit risks than residential mortgage loans because they are larger in size and concentrate more risk in a single borrower. The properties securing these loans are also harder to dispose of in foreclosure.

We are exposed to greater risk because our business is concentrated in Puerto Rico.

       Our business activities and credit exposure are concentrated in Puerto Rico. Consequently, our financial condition and results of operations are highly dependent on economic conditions in Puerto Rico. Adverse political or economic developments or nature-related occurrences, such as hurricanes, could result in a downturn in loan originations, an increase in the level of nonperforming assets, an increase in the rate of foreclosure loss on mortgage loans and a reduction in the value of our loans and loan servicing portfolio, all of which would negatively affect our profitability.

We are subject to risks in servicing loans for others.

       Our profitability may also be adversely affected by delinquencies and defaults on mortgage loans that we service for third parties. Under many of our servicing contracts, we must forward all or part of the scheduled payments to the owner of a mortgage loan, even when mortgage loan payments are delinquent. In addition, in order to protect their liens on mortgaged properties, owners of mortgage loans usually require that we, as servicer, pay mortgage and hazard insurance and tax payments on schedule even if sufficient escrow funds are not available. We generally recover these advances from the mortgage owner or from liquidation proceeds when the mortgage loan is foreclosed. However, in the interim, we must absorb the cost of the funds we advance during the time the advance is outstanding. We must also bear the increased costs of attempting to collect on delinquent and defaulted mortgage loans. In addition, if a default is not cured, the mortgage loan will be canceled as part of the foreclosure proceedings and we will not receive any future servicing income with respect to that loan.

Competition with other financial institutions could adversely affect the profitability of our U.S. operations.

       We anticipate that we will encounter greater competition as we expand our operations on the United States mainland. Many institutions with which we compete on the U.S. mainland have significantly greater assets, capital, name recognition and other resources. As a result, many of our competitors on the U.S. mainland have advantages in conducting certain businesses and providing certain services. Increased competition could force us to increase the rates we offer on deposits or lower the rates we charge on loans and, consequently, could adversely affect the profitability of our U.S. operations.

Changes in statutes and regulations could adversely affect us.

       As a financial institution, we are subject to extensive federal and local governmental supervision and regulation. Any change in regulation, whether by applicable regulators or as a result of legislation enacted by the United States Congress or by the applicable local legislatures, could have a substantial impact on our operations and profitability. During the prior legislative session, legislation was introduced into the Puerto Rico legislature to impose a minimum 10% flat tax on the net income earned by international banking entities which are not subject to income taxation under current Puerto Rico law. While the proposed legislation was not enacted into law, on September 8, 2003, a new bill was introduced into the Puerto Rico legislature that would subject income earned by international banking entities organized as units within banks to income taxation at normal statutory rates to the extent that the net income of the unit, for taxable years beginning on or after July 1, 2005 constitutes more than 20% (40% for any taxable year beginning after June 30, 2003 and before July 1, 2004 and 30% for any taxable year beginning after June 30, 2004 and before July 1, 2005) of the bank’s total net income (including the unit’s net income for these purposes). Neither of our two existing international banking entities is organized as a unit of a bank. Accordingly, the proposed legislation (which was approved by the Puerto Rico legislature and is being evaluated by the Governor of Puerto Rico) would not have any impact on us. We cannot give investors any assurance, however, that the proposed legislation will not be modified, or that a new bill will not be introduced in a manner to reduce the tax benefits available to us through our international banking entities. In the later event, while we believe we could restructure our investment activities to ameliorate the impact of any such legislation, the imposition of income taxes on our international banking entities could have an adverse impact on our profitability.

Risks Related to the Preferred Stock

We could be prevented from paying dividends on shares of the preferred stock.

       Quarterly dividends will only be paid if declared by our board of directors or a committee thereof. Neither the board of directors nor any committee of the board are obligated or required to declare quarterly dividends even if we have funds available for such purposes. Dividends may only be paid out of funds legally available for this purpose.

       In addition, as described herein under “Dividend Policy” and “Description of Capital Stock,” under the terms of certain of our current credit facilities we are restricted in the amount of cash dividends we can pay. Further, future credit facilities or other debt instruments may contain restrictions that limit our ability to make such payments.

       Even if the terms of the instruments governing our indebtedness allow us to pay cash dividends and to redeem and purchase the preferred stock, we can only make such payments from legally available funds, as determined by our board of directors, and such funds may not be available to pay cash dividends to you or to redeem or purchase your shares of preferred stock.

Banking regulations may also restrict our ability to pay dividends.

       We may not be able to pay dividends in the future if we do not earn sufficient operational income. Federal Reserve Board policy is that a bank holding company should pay dividends only out of its current operating earnings. For the nine months ended September 30, 2003 and the year ended December 31, 2002 we had consolidated net income of $226.6 million and $221.0 million, respectively.

There is no public market for the preferred stock.

       The preferred stock originally issued in a private placement are eligible for trading in PORTAL. However, preferred stock sold pursuant to this prospectus will no longer be eligible for trading in PORTAL. We do not intend to list the preferred stock on any national securities exchange or the National Association of Securities Dealers Automated Quotation System (“NASDAQ”). Accordingly, there may not be development of or liquidity in any market for the preferred stock. If a market for the preferred stock were to develop, the preferred stock could trade at prices that may be higher or lower than the initial offering price depending upon many factors, including prevailing interest rates, our operating results and the markets for similar securities.

The preferred stock ranks junior to all of our and our subsidiaries’ liabilities.

       In the event of our bankruptcy, liquidation or winding-up, our assets will be available to pay obligations on the preferred stock, only after all our indebtedness and other liabilities have been paid. In addition, the preferred stock will effectively rank junior to all existing and future liabilities of our subsidiaries. The rights of holders of the preferred stock to participate in the distribution of assets of our subsidiaries will rank junior to the prior claims of our subsidiary’s creditors. As of September 30, 2003, we had total consolidated liabilities of approximately $9.3 billion, of which $7.2 billion were the liabilities of our subsidiaries with third parties. Consequently, if we are forced to liquidate our assets to pay our creditors, we may not have sufficient assets remaining to pay amounts due on any or all of the preferred stock then outstanding. We and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to the preferred stock.

You may be unable to convert the preferred stock into our common stock and, if you are able and do convert, you will experience immediate dilution.

       You may convert your shares of the preferred stock into common stock only if (1) the sale price of our common stock reaches, specified thresholds, (2) specified corporate transactions have occurred or (3) our common stock has been delisted. Your inability to convert the preferred stock may adversely affect its value.

       If you convert your shares of the preferred stock into shares of common stock, you will experience immediate dilution because the per share conversion price of the preferred stock immediately after this offering will be higher than the net tangible book value per share of the outstanding common stock. In addition, you will also experience dilution when we issue additional shares of common stock, which we are permitted or required to issue under options, warrants, our stock option plan or other employee or director compensation plans.

The volatility of the price of our common stock may adversely affect the market price of the preferred stock.

       The market price of our common stock and therefore the market price of the preferred stock could be subject to significant fluctuations due to a variety of factors, including actual or anticipated fluctuations in our operating results and financial performance, fluctuations in the interest rates and general market conditions.

FORWARD-LOOKING STATEMENTS

       The matters discussed or incorporated by reference in this prospectus that are not historical facts include forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “project” and similar expressions, as they relate to us, our management and our industry are intended to identify forward-looking statements. These statements are based on our current expectations and involve numerous risks and uncertainties. Some of these risks and uncertainties are factors that affect all businesses, while some are specific to us and the financial services sector. Many factors could affect our actual results, causing results to differ, and possibly differ materially, from those expressed in any such forward-looking statements. These factors include, but are not limited to:

•	changes in interest rates;

•	regional and national economic conditions;

•	demand for mortgage products;

•	the impact of new competitors or competitive products;

•	changes in the real estate market;

•	regulatory or legislative changes;

•	natural disasters affecting Puerto Rico, our primary market; and

•	other factors described in this prospectus or in other filings with the SEC.

       You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made. We undertake no obligation to publicly update or revise any of the forward-looking statements.

USE OF PROCEEDS

       We will not receive any of the proceeds from the sale of the preferred stock or the common stock contemplated by this prospectus. Please read “Selling Securityholders” for a list of the persons receiving proceeds from the sale of the preferred stock or the underlying common stock.

CAPITALIZATION

       The following table sets forth our capitalization as of September 30, 2003 on an actual basis and on an adjusted basis to give effect to the sale of 180,000 additional shares of the preferred stock that were issued on October 8, 2003 to the initial purchasers pursuant to an option granted in conjunction with the original sale that closed on September 29, 2003, the estimated expenses of the offering, the application of the net proceeds to repay our 8.5% medium term notes due July 8, 2004 and the three-for-two stock split effective December 11, 2003. This table should be read in conjunction with our consolidated financial statements and the related notes and other information incorporated by reference into this prospectus. See “Where You Can Find More Information.”

	September 30, 2003

	Actual	As Adjusted

	(unaudited)
	(dollars in thousands)
Short-term Borrowings
Loans payable	$206,385	$206,385
Short-term portion of notes payable	212,327	12,327
Short-term portion of securities sold under agreements to repurchase	1,327,169	1,327,169
Short-term portion of advances from the Federal Home Loan Bank	162,000	162,000

Total short-term borrowings	$1,907,881	$1,707,881

Long-term Borrowings
Long-term portion of notes payable	$394,594	$394,594
Long-term portion of securities sold under agreements to repurchase	2,047,303	2,047,303
Long-term portion of advances from the Federal Home Loan Bank	1,094,500	1,094,500

Total long-term borrowings	$3,536,397	$3,536,397

Stockholders’ Equity
Serial preferred stock, $1.00 par value, 10,000,000 shares authorized; 7,635,000 shares of noncumulative preferred stock issued and outstanding, at aggregate liquidation preference value	$228,250	$228,250
Cumulative convertible preferred stock offered hereby, at aggregate liquidation preference value	300,000	345,000
Common stock, $1.00 par value, 200,000,000 shares authorized; 107,902,460 shares issued and outstanding	71,935	107,902
Paid-in capital	187,792	150,756
Legal surplus	10,777	10,777
Retained earnings	734,238	734,238
Accumulated other comprehensive loss	(24,700)	(24,700)

Total stockholders’ equity	$1,508,292	$1,552,223

SELECTED FINANCIAL DATA

       The following table shows certain of our selected consolidated financial and operating data on a historical basis as of and for the nine-month periods ended September 30, 2003 and 2002, and for each of the five years in the period ended December 31, 2002. This information should be read together with our consolidated financial statements and the related notes incorporated by reference in this prospectus. We have made certain reclassifications to data for years prior to 2002 to conform to 2002 classifications.

       On January 1, 2001, we implemented SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This accounting statement requires that we recognize all derivatives held by us as either assets or liabilities in our statement of financial condition and requires that we measure those instruments at fair value. As part of our implementation of SFAS No. 133, we reclassified $110 million of our held-to-maturity securities as available-for-sale and $130 million as trading securities. This reclassification resulted in a gain of $1.6 million (net of tax) in other comprehensive income and $5.9 million (net of tax) in the income statement recorded as cumulative effect of change in accounting principle for the quarter ended March 31, 2001. We also recognized a loss of $196,000 related to $100 million of interest rate swaps previously excluded from our financial statements.

       Beginning with the second quarter of 2002, we changed our policy on classifying mortgage loans held for sale in our mortgage banking units as non-accrual so that all loans that have been delinquent for more than 180 days will be classified as non-accrual if the loan-to-value ratio indicates that there is a concern as to ultimate collectibility of the loan. Throughout 2001 and until the second quarter of 2002, mortgage loans held for sale by our mortgage banking units were classified as non-accrual if they had been delinquent for over a year if the loan-to-value ratio indicated concern as to ultimate collectibility of the loan. Prior to 2001, we did not generally classify mortgage loans held for sale in our mortgage banking units as non-accrual following default.

       The return on average assets ratio is computed by dividing net income by average assets for the period. The return on average common equity ratio is computed by dividing net income less preferred stock dividends by average common stockholders’ equity for the period. The average equity to average assets ratio is computed by dividing average assets by average stockholders’ equity for the period. Average balances are computed using month-end balances, except for the nine-month periods ended September 30, 2003 and 2002, and for years 2002 and 2001, which have been computed using daily balances except for 2001 average balances for Doral Securities that are based on month-end balances. All per share information shown in the table has been adjusted to reflect the three-for-two stock split effective December 11, 2003.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1998	1999	2000	2001	2002	2002	2003

						(unaudited)

	(dollars in thousands, except for per share data)
Selected Income Statement Data:
Interest income	$150,051	$211,679	$325,545	$356,095	$415,600	$307,782	$328,566
Interest expense	114,786	161,795	283,241	271,668	263,178	194,973	204,450

Net interest income	35,265	49,884	42,304	84,427	152,422	112,809	124,116
Provision for loan losses	883	2,626	4,078	4,445	7,429	3,792	11,309

Net interest income after provision for loan losses	34,382	47,258	38,226	79,982	144,993	109,017	112,807
Non-interest income	79,670	115,923	150,317	191,132	255,393	175,360	301,520
Non-interest expense	54,213	86,568	92,391	112,854	139,410	100,425	138,771

Income before income taxes, and cumulative effect of change in accounting principle	59,839	76,613	96,152	158,260	260,976	183,952	275,556
Income taxes	7,007	8,687	11,496	20,338	40,008	27,141	48,911

Income before cumulative effect of change in accounting principle	52,832	67,926	84,656	137,922	220,968	156,811	226,645
Cumulative effect of change in accounting principle, net of tax	—	—	—	5,929	—	—	—

Net income	$52,832	$67,926	$84,656	$143,851	$220,968	$156,811	$226,645

Cash dividends declared:
Common stock	$9,299	$12,129	$15,943	$21,543	$30,185	$22,282	$30,198

Preferred stock	$676	$5,140	$6,806	$9,408	$13,730	$9,502	$12,763

Per Common Share Data(1):
Basic:
Income before cumulative effect of change in accounting principle	$0.58	$0.69	$0.83	$1.27	$1.92	$1.37	$1.98
Cumulative effect of change in accounting principle	—	—	—	0.06	—	—	—

Net income	$0.58	$0.69	$0.83	$1.33	$1.92	$1.37	$1.98

Diluted:
Income before cumulative effect of change in accounting principle	$0.56	$0.66	$0.82	$1.25	$1.89	$1.35	$1.94
Cumulative effect of change in accounting principle	—	—	—	0.06	—	—	—

Net income	$0.56	$0.66	$0.82	$1.31	$1.89	$1.35	$1.94

Cash dividends per common share	$0.10	$0.13	$0.17	$0.21	$0.28	$0.21	$0.28

Weighted average shares outstanding(1):
Basic	89,867,403	90,965,070	94,247,343	100,786,932	107,697,114	107,673,531	107,847,188
Diluted	94,338,419	95,448,324	94,710,396	102,381,614	109,438,695	109,369,842	110,329,001

						Nine Months Ended
	Year Ended December 31,					September 30,

	1998	1999	2000	2001	2002	2002	2003

						(unaudited)

	(dollars in thousands, except for per share data)
Selected Balance Sheet Data:
Money market investments	$312,751	$370,236	$399,320	$548,415	$1,417,154	$1,477,812	$901,842
Securities held for trading	606,918	862,698	1,101,938	993,328	1,196,179	1,232,292	815,189
Securities available for sale	408,888	66,325	182,374	928,179	862,090	459,154	2,524,062
Securities held to maturity	190,778	1,509,060	1,558,313	866,335	960,626	548,404	1,691,820
Total loans(2)	1,050,035	1,246,887	1,752,796	2,591,607	3,205,741	3,099,017	3,241,186
Servicing assets, net	72,568	109,721	139,795	154,340	159,881	153,053	165,720
Total assets	2,918,113	4,537,343	5,463,386	6,694,283	8,421,689	7,666,164	10,763,729
Securities sold under agreements to repurchase	1,197,328	1,927,956	2,275,855	2,573,772	2,733,339	2,276,416	3,374,472
Loans payable	426,704	353,460	372,620	161,101	211,002	202,080	206,385
Deposit accounts	533,113	1,010,424	1,303,525	1,669,909	2,217,211	2,106,619	2,764,855
Notes payable	199,733	461,053	444,746	459,543	621,303	618,711	606,921
Advances from FHLB	32,000	134,000	389,000	687,500	1,311,500	1,061,500	1,256,500
Total liabilities	2,648,554	4,152,361	4,957,676	5,932,163	7,376,718	6,668,523	9,255,437
Stockholders’ equity	269,559	384,982	505,710	762,120	1,044,971	997,641	1,508,292
Operating Data:
Loan production	$2,312,887	$2,722,119	$3,173,746	$4,209,286	$5,168,581	$3,771,030	$4,747,533
Loan servicing portfolio	6,186,059	7,633,181	8,804,706	10,006,380	11,241,523	10,923,260	12,328,906
Selected Ratios:
Return on average assets(3)(4)	2.17%	1.92%	1.66%	2.33%	2.97%	2.89%	3.30%
Return on average common equity (3)(4)	21.65	21.92	23.03	27.13	29.08	28.52	31.94
Average equity to average assets	10.00	10.04	8.49	10.04	12.08	11.86	12.61

(1)	Adjusted to reflect the three-for-two stock split effective December 11, 2003.

(2)	Includes loans held for sale.

(3)	Return on average assets and return on average common equity are computed on the basis of income before cumulative effect of a change in accounting principle for 2001 would have been 2.23% and 25.93%, respectively.

(4)	Percentages presented for the nine-month period ended September 30, 2002 and 2003 are annualized.

MARKET PRICE OF COMMON STOCK

       From December 19, 1998, to January 7, 2003, our common stock was traded on the NASDAQ National Market under the symbol “DORL.” On January 8, 2003, our common stock began trading on the New York Stock Exchange under the symbol “DRL.” The following table sets forth, for the periods indicated, the high and low closing sales prices per share of our common stock and the cash dividends declared during such periods. The market price and dividend information has been adjusted for a three-for-two stock splits effective December 11, 2003.

	Common Stock		Dividends
			Per
	High	Low	Share

2001
First Quarter	$13.33	$9.97	0.045
Second Quarter	15.40	11.58	0.055
Third Quarter	17.25	13.62	0.055
Fourth Quarter	17.50	13.40	0.055
2002
First Quarter	16.32	13.69	0.067
Second Quarter	17.79	14.15	0.067
Third Quarter	19.94	14.71	0.073
Fourth Quarter	19.16	15.16	0.073
2003
First Quarter	23.67	18.73	0.093
Second Quarter	31.14	23.57	0.093
Third Quarter	33.27	26.66	0.093
Fourth Quarter	34.67	31.37	0.120

DIVIDEND POLICY

       On February 6, 2004, the last reported sale price for our common stock on the New York Stock Exchange was $33.25. As of January 27, 2004, there were 517 holders of record of our common stock. This number excludes beneficial owners of common stock held in street name.

       We have three outstanding series of non-convertible noncumulative preferred stock that trade on the NASDAQ National Market. The terms of our 7.25% Noncumulative Monthly Income Preferred Stock, Series C (liquidation preference $25 per share), 8.35% Noncumulative Monthly Income Preferred Stock, Series B (liquidation preference $25 per share) and 7.00% Noncumulative Monthly Income Preferred Stock, Series A (liquidation preference $50 per share) do not permit the payment of cash dividends on our common stock if dividends on the respective series preferred stock are in arrears.

       We are prohibited under the indenture for our 7.84% Senior Notes due on 2006 (the “Senior Note Indenture”) from paying dividends on any capital stock if an event of default exists under such agreement, or if the amount of dividends payable by us together with the aggregate amount of dividends paid and other capital distributions made since October 1, 1996, exceed the sum of: (i) 50% of our Consolidated Net Income (as defined in the Senior Note Indenture), accrued from October 1, 1996, to the end of the quarter ending not less than 45 days prior to the dividend payment date; (ii) $15 million; and (iii) the net proceeds of any sale of capital stock subsequent to October 15, 1996. As of September 30, 2003, we could have paid up to $959.1 million in cash dividends under this restriction. We are prohibited under a debt agreement with another financial institution from paying dividends (unless payable in capital stock) on any capital stock if an event of default exists under such agreement or if the amount of dividends paid exceeds the sum of: (i) 50% of our Consolidated Net Income for the fiscal year preceding the fiscal year of the dividend payment, plus (ii) the net proceeds from the sale of our common and preferred stock during the current fiscal quarter and during the immediately preceding four fiscal quarters. As of September 30, 2003, we could have paid up to

$382.9 million in cash dividends under this agreement. In addition, under other debt agreements, we may be prohibited from paying dividends if we are in default under such agreements.

       Our ability to continue to pay dividends depends on a number of factors. These factors include earnings, capital requirements, compliance with the covenants contained in our debt instruments, statutory and regulatory limitations, our financial condition and results of operations and tax considerations. We cannot give any assurance that we will continue to pay dividends in the future or that the amount of dividends will not be reduced.

       The Puerto Rico Internal Revenue Code generally imposes a special 10% withholding tax on the amount of any dividends paid by us to individuals, whether residents of Puerto Rico or not, trusts, estates, special partnerships and to foreign corporations and partnerships that are not engaged in trade or business in Puerto Rico. Prior to the first dividend distribution for the taxable year, individuals who are residents of Puerto Rico may elect for this withholding tax not to apply and to have the dividends taxed at the regular graduated rates.

       United States citizens who are not residents of Puerto Rico may also make such an election except that, notwithstanding the making of such election, a 10% withholding will still be made on the amount of any dividend distribution unless the individual files with our transfer agent prior to the first distribution date for the taxable year an exemption certificate stating that said individual’s gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single, or $3,000 if married, in which case dividend distributions will not be subject to Puerto Rico income taxes. United States income tax law permits a credit against United States income tax liability, subject to certain limitations, for Puerto Rico income taxes paid or deemed paid with respect to such dividends.

MANAGEMENT

       Our officers and directors are listed below. Salomón Levis and Zoila Levis are siblings. Mario S. Levis and David R. Levis are brothers and are nephews of Salomón and Zoila Levis. Edgar M. Cullman, Jr. and John L. Ernst are cousins.

	Age
Name	(at December 1, 2003)	Position

Salomón Levis	60	Chairman of the Board, Chief Executive Officer and Director
Zoila Levis	56	President, Chief Operating Officer and Director
Richard F. Bonini	65	Secretary and Director
Edgar M. Cullman, Jr.	57	Director
John L. Ernst	63	Director
John B. Hughes	47	Director
Efraim Kier	74	Director
Harold D. Vicente	58	Director
Luis Aponte	46	Corporate Controller
Israel Bravo	40	Executive Vice President — Information Technology
Mario S. Levis	40	Senior Executive Vice President and Treasurer
David R. Levis	31	President — HF Mortgage Bankers Division
Ricardo Meléndez	44	Executive Vice President and Chief Financial Officer
Fernando Rivera-Munich	49	Executive Vice President, General Counsel and Assistant Secretary
Frederick C. Teed	45	Executive Vice President — Banking Operations
Edison Vélez	42	Executive Vice President and Chief Executive Officer of Doral Mortgage Corporation

       Salomón Levis. Mr. Levis has been the Chairman of the Board and Chief Executive Officer of Doral Financial since February 1990. He also serves as Chairman of the Board of Doral Bank; Doral Bank, F.S.B.; Doral Securities, Inc.; Sana Investment Mortgage Bankers, Inc.; Doral Insurance Agency, Inc.; and Doral Money, Inc., each a direct or indirect wholly owned subsidiary of Doral Financial.

       Zoila Levis. Ms. Levis has served as the President and Chief Operating Officer of Doral Financial since August 1991. She also serves as a director of Doral Bank; Doral Insurance Agency, Inc. and Doral Securities, Inc.

       Richard F. Bonini. Mr. Bonini has been the Secretary of Doral Financial since December 1991. He was also the Chief Financial Officer from April 1996 until his retirement on December 31, 2003. He is currently a consultant for Doral Financial. He also serves as a director and Secretary of Doral Bank and Doral Bank, F.S.B.; as President of Doral Money, Inc.; and as Secretary of Doral Mortgage Corporation. Mr. Bonini was formerly a director of Search Capital Group, a company involved in automobile financing that filed for relief from its creditors under Chapter 11 of the Federal Bankruptcy Code in February 1998.

       Edgar M. Cullman, Jr. Mr. Cullman, Jr. has been the President and Chief Executive Officer of General Cigar Holdings, Inc. since December 1996. He served as the Chief Executive Officer, of Culbro Corporation from April 1996 to December 1996 and as President of Culbro Corporation from 1984 to December 1996. Mr. Cullman, Jr. is also a director of General Cigar Holdings, Inc. and Bloomingdale Properties, Inc., a company involved in real estate investments.

       John L. Ernst. Mr. Ernst has been the Chairman of the Board and President of Bloomingdale Properties, Inc. since September 1984. He also serves as a director of Griffin Land & Nurseries, Inc.

       John B. Hughes. Mr. Hughes has been Vice President — Risk Management of the American Express Company since 2002 and Vice President and Assistant Treasurer of American Express International Bank from 1995 to 2002. He also served as a director of Doral Bank, F.S.B. from October 2000 to December 2002.

       Efraim Kier. Mr. Kier has served as the President and Chief Executive Officer of A&M Holdings, a San Juan, Puerto Rico real estate development and management company, since 1962.

       Harold D. Vicente. Mr. Vicente is an attorney in private practice with the law firm of Vicente & Cuebas, San Juan, Puerto Rico. He has acted in such capacity for more than the past five years.

       Luis Aponte. Mr. Aponte has served as Corporate Controller since August 2002. He served as Financial Controller of Doral Financial and Doral Mortgage Corporation from December 1998 to August 2002. Has also served as Vice President — Controller of Economic Development Bank for Puerto Rico from May 1993 to December 1998.

       Israel Bravo. Mr. Bravo has served as Executive Vice President — Information Technology since April 2002. He is also a director of Doral Bank. He served as Executive Vice President of Doral Bank from June 2000 to March 2002 and Senior Vice President of Doral Bank from September 1993 to June 2000.

       Mario S. Levis. Mr. Levis has served as Senior Executive Vice President of Doral Financial since April 2002 and as the Treasurer of Doral Financial since December 1991. He is also a director of Doral Securities, Inc. and Executive Vice President of Doral Mortgage Corporation. He served as Executive Vice President of Doral Financial from September 1995 to April 2002.

       David R. Levis. Mr. Levis has been President of HF Mortgage Bankers Division since February 2002. He served as Senior Vice President of HF Mortgage Bankers Division from April 2000 to January 2002, Vice President — Production of HF Mortgage Bankers Division from January 1999 to April 2000 and Loan Processing Supervisor with HF Mortgage Bankers Division from March 1998 to January 1999.

       Ricardo Meléndez. Mr. Meléndez became the Chief Financial Officer of Doral Financial effective January 1, 2004. He has served as Executive Vice President since August 2002 and Chief Accounting Officer of Doral Financial since July 1995. He also served as Senior Vice President of Doral Financial from July 1995 to August 2002.

       Fernando Rivera-Munich. Mr. Rivera-Munich has served as Executive Vice President since August 2002, General Counsel, Senior Compliance Officer and Assistant Secretary since March 1999 and as a Senior Vice President from March 1999 to August 2002. He has also served as the Vice-Chairman of Doral Bank since January 2003 and as President of Doral Insurance Agency since December 2000. Prior to joining Doral Financial, Mr. Rivera-Munich acted as special counsel for the law firm of McConnell Valdés from August 1998 to February 1999 and Vice President and General Counsel, Citibank (Puerto Rico branch), Central American and Caribbean region, from July 1990 to July 1998.

       Frederick C. Teed. Mr. Teed has served as the Executive Vice President — Banking Operations since March 1996. He also serves as a director of Doral Bank. For more than five years prior to joining Doral Financial, he was employed by the Office of Thrift Supervision, Department of the U.S. Treasury, as a federal thrift regulator.

       Edison Vélez. Mr. Vélez has served as Executive Vice President of Doral Financial and Chief Executive Officer of Doral Mortgage Corporation since March 2002 and President of Doral Mortgage for more than five years prior thereto.

DESCRIPTION OF THE PREFERRED STOCK

       The following is a summary of certain provisions of the certificate of designation for our 4.75% Perpetual Cumulative Convertible Preferred Stock, or preferred stock. You may obtain a copy of the certificate of designation by contacting us at the address provided under “Where You Can Find More Information.” The following summary of terms does not purport to be complete and is subject to and qualified in its entirety by reference to the certificate of designation relating to the preferred stock.

General

       At the date of this prospectus, we are authorized to issue up to 10,000,000 shares of serial preferred stock, $1.00 par value. The 7.00% Noncumulative Monthly Income Preferred Stock, Series A, the 8.35% Noncumulative Monthly Income Preferred Stock, Series B, the 7.25% Noncumulative Monthly Income Preferred Stock, Series C and the 4.75% Perpetual Cumulative Convertible Preferred Stock are the only series of outstanding serial preferred stock designated by us.

       The holders of the preferred stock will have no preemptive or preferential rights to purchase or subscribe for stock, obligations, warrants or other securities of Doral Financial.

Dividends

       If declared at the option of our board of directors, holders of record of the preferred stock will be entitled to receive cash dividends in the amount of $11.875 per share each year, which is equivalent to 4.75% of the liquidation preference of $250 per share. We are not required to declare or pay dividends on the preferred stock, even if we have funds available for the payment of such dividends. Dividends may only be paid out of funds that are legally available for this purpose. The right of holders of the shares of preferred stock to receive dividend payments is subject to the rights of any holders of shares of senior stock and parity stock.

       Dividends will be payable quarterly, in arrears, on March 15, June 15, September 15, and December 15, in United States dollars beginning on December 15, 2003. Payment of dividends will be made to the holders of record of the preferred stock as they appear on our books on the immediately preceding March 1, June 1, September 1 and December 1, unless the board of directors or a committee thereof shall establish a different record date. If any date on which dividends are payable is not a business day, then payment of the dividend will be made on the next business day without any interest or other payment in respect of the delay. Dividends will accumulate from the most recent date as to which dividends will have been paid or, if no dividends have been paid, from the date of original issuance of the preferred stock. Dividends payable on the preferred stock for any period less than a full dividend period (based upon the number of days elapsed during the period) will be computed on the basis of a 360-day year consisting of twelve 30-day months. Accumulated and unpaid dividends for any past dividend periods may be declared and paid at any time, without reference to the above described dividend payment dates, to holders of record on any record date fixed by our board of directors not more than 45 days preceding the related dividend payment date.

       Dividends will be cumulative from each quarterly dividend payment date, whether or not we have funds legally available for the payment of those dividends. Dividends on the shares of preferred stock will be payable in cash. The aggregate dividend payment made to each holder will be rounded to the next lowest cent.

       The terms of the preferred stock do not permit us to declare, set apart or pay any dividend or make any other distribution of assets on, or redeem, purchase, set apart or otherwise acquire shares of our common stock or of any other class of our capital stock ranking junior to the preferred stock as to the payment of dividends or as to the distribution of assets upon our liquidation, dissolution or winding up, unless we have paid or set apart funds for the payment of all accumulated and unpaid dividends on the preferred stock and any parity stock at the time those dividends are payable. The above limitations do not apply to stock dividends or other distributions made in junior stock of Doral Financial ranking junior to the preferred stock as to the payment of dividends and as to the distribution of assets. The above limitations also do not apply to conversions or exchanges for our capital stock ranking junior to the preferred stock as to the payment of dividends and as to the distribution of assets.

       If we are unable to pay in full the dividends on the preferred stock and on any other shares of capital stock of equal rank as to the payment of dividends with the preferred stock, all dividends declared upon the preferred stock and any such other shares of capital stock will be declared pro rata. In this event, each share of preferred stock and of the other classes of capital stock of equal rank will receive dividends in the same proportion as the accrued dividends on the preferred stock for the then current dividend period bears to the accrued dividends on such other classes of equally ranked stock, which shall not include any accrual in respect to unpaid dividends for prior dividend periods in the case of capital stock that does not have a cumulative dividend.

       For a discussion on certain potential regulatory limitations on our ability to pay dividends, see “Risk Factors — Banking regulations may also restrict our ability to pay dividends.”

Liquidation Preference

       Upon any liquidation, dissolution or winding up of Doral Financial, the record holders of shares of preferred stock will be entitled to receive, out of our assets available for distribution to stockholders after payment of all claims due to our creditors, before any distribution is made to holders of common stock or any other of our equity securities ranking junior upon liquidation to the preferred stock, the amount of $250 per share plus an amount equal to all accumulated and unpaid dividends thereon to the final date of distribution to the holders of the preferred stock.

       If we are liquidated, dissolved or wound up and the amounts payable with respect to the preferred stock and any other shares of our capital stock of equal rank upon liquidation, dissolution or winding up are not paid in full, the holders of the preferred stock and of the other shares of our capital stock of equal rank will share ratably in any such distribution of assets in proportion to the full liquidation preferences to which each would otherwise be entitled. After payment of the full amount of the liquidation preference to which they are entitled, the holders of shares of preferred stock will not be entitled to any further participation in any distribution of our assets.

       A consolidation or merger of Doral Financial with any other corporation, or any sale, lease or conveyance of all or any part of our property or business shall not be deemed to be a liquidation, dissolution or winding up of Doral Financial.

Voting Rights

       Holders of the preferred stock will not be entitled to receive notice of or attend or vote at any meeting of our stockholders, except as described below.

       If we do not pay dividends in full on the preferred stock for six consecutive quarterly dividend periods, the holders of outstanding shares of the preferred stock, together with the holders of any other shares of our capital stock having the right to vote for the election of directors solely in the event of any failure to pay dividends, acting as a single class, will be entitled to appoint two additional members to our board of directors. They will also have the right to remove any member so appointed from office and appoint another person in place of such member. To make this appointment, the holders of a majority in liquidation preference of these shares must send written notice to us of the appointment or pass a resolution adopted by a majority of those holders at a separate general meeting of those holders called for this purpose.

       Not later than 30 days after the right of holders of preferred stock to elect directors arises, if written notice by a majority of the holders has not been given as provided for in the preceding paragraph, our board of directors or an authorized board committee is required to call a separate general meeting for this purpose. If the board of directors fails to convene this meeting within the 30-day period, the holders of 10% of the outstanding shares of the preferred stock and any such other stock, voting together as a single class, will be entitled to convene the meeting.

       The provisions of our Restated Certificate of Incorporation and By-Laws relating to the convening and conduct of general meetings of stockholders will apply to any separate general meeting of this type. Any member of our board of directors appointed as described above shall vacate office if we make payment of accumulated dividends in full on the preferred stock and each other series of stock having similar voting rights. Thereafter, the right to appoint two directors as described above would arise only if we do not pay dividends in full on the preferred stock for six additional consecutive quarterly dividend periods. Our Restated Certificate of Incorporation requires a minimum of five members of the board of directors and a maximum of ten members. As of the date of this prospectus, our board of directors consists of eight members.

       Any amendment, alteration or repeal of the rights, preferences and privileges of the preferred stock contained in our Restated Certificate of Incorporation or the certificate of designation for the preferred stock which would adversely affect the powers, preferences or rights of the preferred stock will require the approval of holders of at least two thirds of the outstanding aggregate liquidation preference of the holders of the preferred stock. This approval can be evidenced either by a consent in writing or by a resolution passed at a meeting of the holders of the preferred stock. The authorization or issuance of any shares of our capital stock ranking senior to the preferred stock as to dividend rights or rights on liquidation or similar events will be considered a change requiring the consent of the holders of the preferred stock. Conversely, the authorization or issuance of shares ranking as to dividend rights or rights on liquidation or similar events on a parity with or junior to the preferred stock will not be considered a change requiring the consent of the holders of the preferred stock.

       No vote of the holders of the preferred stock will be required for us to purchase and cancel the preferred stock in accordance with the Restated Certificate of Incorporation, the certificate of designation for the preferred stock or applicable law.

       We will cause a notice of any meeting at which holders of the preferred stock are entitled to vote to be mailed to each record holder of the preferred stock. Each notice will contain (1) the date of the meeting, (2) a description of any resolution to be proposed for adoption at the meeting and (3) instructions for deliveries of proxies.

Ranking

       The preferred stock, with respect to dividend rights and rights upon liquidation, winding up or dissolution, ranks:

•	junior to all of our existing and future debt obligations;

•	junior to all equity securities issued by us the terms of which specifically provide that those equity securities will rank senior to the preferred stock;

•	on a parity with our outstanding 7.00% Noncumulative Monthly Income Preferred Stock, Series A, 8.35% Noncumulative Monthly Income Preferred Stock, Series B and 7.25% Noncumulative Monthly Income Preferred Stock, Series C and with all other equity securities issued by us the terms of which specifically provide that those equity securities will have equal rank as the preferred stock;

•	senior to all classes of our common stock, and to all other equity securities issued by us the terms of which specifically provide that those equity securities will rank junior to the preferred stock; and

•	effectively junior to all of our subsidiaries’ (i) existing and future liabilities and (ii) capital stock held by others.

       For this purpose, the term “equity securities” does not include debt securities convertible into or exchangeable for equity securities.

       We may not issue shares ranking, as to dividend rights or rights on liquidation, winding up and dissolution, senior to the preferred stock, except with the consent of the holders of at least two-thirds of the outstanding aggregate liquidation preference of the preferred stock. See “— Voting Rights” above.

Conversion Rights

General

       Each share of preferred stock will be convertible at any time and from time to time, on or after the occurrence of the conversion triggering events described below at the option of the holder, into fully paid and nonassessable shares of our common stock at a conversion rate of 6.2856 shares of common stock for each share of preferred stock, subject to adjustments as described under “— Adjustments to the Conversion Rate.”

       A holder of shares of preferred stock may convert any or all of those shares by surrendering to us at our principal office or at the office of the transfer agent, as may be designated by our board of directors, the certificate or certificates for those shares of preferred stock accompanied by a written notice stating that the holder elects to convert all or a specified whole number of those shares in accordance with the provisions described in this prospectus and specifying the name or names in which the holder wishes the certificate or certificates for shares of common stock to be issued. In case the notice specifies a name or names other than that of the holder, the notice will be accompanied by payment of all transfer taxes payable upon the issuance of shares of common stock in that name or names. Other than those taxes, we will pay any documentary, stamp or similar issue or transfer taxes that may be payable in respect of any issuance or delivery of shares of common stock upon conversion of shares of the preferred stock. As promptly as practicable after the surrender of that certificate or certificates and the receipt of the notice relating to the conversion and payment of all required transfer taxes, if any, or the demonstration to our satisfaction that those taxes have been paid, we will deliver or cause to be delivered (a) certificates representing the number of validly issued, fully paid and nonassessable full shares of our common stock to which the holder, or the holder’s transferee, of shares of the preferred stock being converted will be entitled and (b) if less than the full number of shares of preferred stock evidenced by the surrendered certificate or certificates is being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by the surrendered certificate or certificates less the number of shares being converted. This conversion will be deemed to have been made at the close of business on the date of giving the notice, receipt by us of payment of all required transfer taxes and of surrendering the certificate or certificates representing the shares of preferred stock to be converted so that the rights of the holder thereof as to the shares being converted will cease except for the right to receive shares of common stock, and the person entitled to receive the shares of common stock will be treated for all purposes as having become the record holder of those shares of common stock at that time.

       In lieu of the foregoing procedures, if the preferred stock is held in global form, you must comply with DTC procedures to convert your beneficial interest in respect of preferred stock evidenced by a global share of preferred stock.

       If a holder of shares of preferred stock exercises its conversion rights, upon delivery of the shares for conversion, those shares will cease to accumulate dividends as of the end of the day immediately preceding the date of conversion. Holders of shares of preferred stock who convert their shares into our common stock will not be entitled to, nor will the conversion rate be adjusted for, any accumulated and unpaid dividends. Accordingly, shares of preferred stock surrendered for conversion after the close of business on any record date for the payment of dividends declared and before the opening of business on the dividend payment date relating to that record date must be accompanied by a payment in cash of an amount equal to the dividend payable in respect of those shares for the dividend period in which the shares are converted. A holder of shares of preferred stock on a record date for the payment of dividends who converts such shares into shares of common stock on the corresponding dividend payment date will be entitled to receive the dividend payable on such shares of preferred stock on such dividend payment date, and the converting holder need not include payment of the amount of such dividend upon surrender of shares of preferred stock for conversion.

       In connection with the conversion of any shares of preferred stock, no fractional shares of common stock will be issued, but we will pay a cash adjustment in respect of any fractional interest in an amount equal to the fractional interest multiplied by the closing sale price of our common stock (as defined below under “— Conversion Right — Events Triggering Conversion Rights — Conversion Rights Based on Trading Price of Our Common Stock”) on the date the shares of preferred stock are surrendered for conversion. If more than one share of preferred stock will be surrendered for conversion by the same holder at the same time, the number of full shares of common stock issuable on conversion of those shares will be computed on the basis of the total number of shares of preferred stock so surrendered.

       We will at all times reserve and keep available, free from preemptive rights, for issuance upon the conversion of shares of preferred stock a number of our authorized but unissued shares of common stock that will from time to time be sufficient to permit the conversion of all outstanding shares of preferred stock.

       Before the delivery of any securities that we will be obligated to deliver upon conversion of the preferred stock, we will comply with all applicable federal and state laws and regulations that require action to be taken by us. All shares of common stock delivered upon conversion of the preferred stock will upon delivery be duly and validly issued, fully paid and nonassessable, free of all liens and charges and not subject to any preemptive rights.

Events Triggering Conversion Rights

       A holder’s right to convert its shares of preferred stock will arise only upon the occurrence of the events specified in this section.

       Conversion Rights Based on Trading Price of Our Common Stock. Commencing after September 30, 2003, a holder may surrender shares of preferred stock for conversion into shares of our common stock in any fiscal quarter (and only during such fiscal quarter), if, as of the last day of the preceding fiscal quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter is more than 120% of the “conversion price” as of the last day of such preceding fiscal quarter. The “conversion price” as of any day will equal the liquidation preference of the preferred stock divided by the conversion rate in effect on such date. A holder’s right to convert is subject to our option to require conversion. See “— Conversion at Our Option.”

       “Trading day” means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a national or regional securities exchange, on the NASDAQ or, if our common stock is not quoted on NASDAQ, on the principal other market on which our common stock is then traded.

       The “closing sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by NASDAQ or by the National Quotation Bureau Incorporated. In the absence of such a quotation, we will determine the closing sale price on the basis we consider appropriate.

       Conversion Rights Upon Occurrence of Certain Corporate Transactions. If we are party to a consolidation, merger or binding share exchange pursuant to which shares of our common stock would be converted into cash, securities or other property, a holder may surrender shares of preferred stock for conversion into shares of our common stock at any time from and after the date that is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction and, at the effective time, the right to convert shares of preferred stock into shares of our common stock will be changed into a right to convert such preferred stock into the kind and amount of cash, securities or other property of us or another person that the holder would have received if the holder had converted the holder’s preferred stock immediately prior to the transaction.

       Conversion Rights Upon Certain Distributions. If we elect to:

•	distribute to all holders of our common stock rights or warrants entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, our common stock at less than the average closing sale price for the 10 trading days preceding the declaration date for such distribution; or

•	distribute to all holders of our common stock, cash, assets, debt securities or rights to purchase our securities, which distribution has a per share value exceeding 1.5% of the closing sale price of our common stock on the day immediately preceding the declaration date for such distribution;

We must notify you at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, you may surrender your shares of preferred stock for conversion at any time until the earlier of the close of business on the business day immediately preceding the ex-dividend date or any announcement by us that such distribution will not take place. You will not have the right to convert described in this paragraph if you have the right to otherwise participate in the distribution without first converting your preferred stock into common stock. In addition, if you have the right to so participate no adjustment will be made in the conversion rate in account of such distribution.

       Conversion Rights Upon the Delisting of Our Common Stock. A holder may surrender shares of preferred stock for conversion into shares of our common stock if at any time our common stock (or other common stock into which the preferred stock is then convertible) is neither listed for trading on the New York Stock Exchange or another U.S. national securities exchange nor approved for trading on the NASDAQ or any similar United States system of automated dissemination of quotations of securities prices.

       Upon determination that preferred stock holders are or will be entitled to convert their preferred stock into shares of our common stock in accordance with any of the foregoing provisions, we will issue a press release and publish such information on our website at: http://www.doralfinancial.com.

Adjustments to the Conversion Rate

       The conversion rate is subject to adjustment from time to time if any of the following events occur:

1.	Dividends or distributions on shares of our common stock payable in shares of our common stock;

2.	Subdivisions, combinations or certain reclassifications of shares of our common stock;

3.	Distributions to all holders of shares of our common stock of rights or warrants entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, our common stock at less than the average closing sale price for the 10 trading days preceding the declaration date for such distribution;

4.	Distributions to all holders of shares of our common stock of shares of our capital stock, evidences of indebtedness or assets, including securities but excluding:

•	rights or warrants specified above;

•	dividends or distributions specified above; and

•	cash distributions.

In the event that we make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interest in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted.

5.	Distributions to all holders of shares of our common stock of cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up, to the extent that the aggregate cash dividends per share of common stock in any twelve-month period exceeds the greater of:

•	the annualized amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion rate pursuant to this clause, as adjusted to reflect subdivisions or combinations of the common stock; and

•	1.5% of the average of the closing sale price of the common stock during the ten trading days immediately prior to the declaration date of the dividend.

If an adjustment is required to be made under this clause as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause. If an adjustment is required to be made under this clause as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution.

6.	We or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

       You will receive, upon conversion of your preferred stock, in addition to the common stock, any rights under any rights agreement or any other rights plan then in effect unless, prior to conversion, the rights have expired, terminated or been redeemed or unless the rights have separated from the common stock at the time of conversion, in which case the conversion rate will be adjusted at the time of separation as if we had distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described under clause 4 above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

       In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets:

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your preferred stock you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the preferred stock into our common stock immediately prior to any of these events.

       You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations where a conversion rate adjustment occurs. See “Certain Tax Considerations — United States Federal Income Taxation.”

       We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “Certain Tax Considerations — United States Federal Income Taxation.”

       We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Conversion at Our Option

       On or after September 30, 2008, we may, at our option, cause the preferred stock to be converted into that number of shares of common stock that are issuable at the conversion price in effect on the day notice of conversion is given as set forth below. We may exercise our conversion right only if, for 20 trading days within any period of 30 consecutive trading days ending on a trading day that is not more than two trading days prior to the date on which we give notice of conversion, the closing sale price of our common stock exceeds 130% of the conversion price of the preferred stock in effect on each such trading day.

       To exercise the option described above, we must issue a press release for publication on the Dow Jones News Service prior to the opening of business no later than the second trading day following any date on which the conditions described in the preceding paragraph are met, announcing our option to require conversion. We will also give notice by mail or by publication (with subsequent prompt notice by mail) to the holders of the preferred stock (not more than four business days after the date of the press release) announcing our intention to convert the preferred stock. The conversion date will be a date selected by us (the “conversion date”) and will be no more than five days after the date on which we issue such press release.

       In addition to any information required by applicable law or regulation, the press release and notice of a conversion shall state, as appropriate:

•	the conversion date;

•	the number of shares of common stock to be issued upon conversion of each share of preferred stock; and

•	that dividends on the preferred stock to be converted will cease to accrue on the conversion date.

       On and after the conversion date, dividends will cease to accrue on the preferred stock called for conversion and all rights of holders of such preferred stock will terminate except for the right to receive the shares of common stock issuable upon conversion thereof. The dividend payment with respect to the preferred stock called for conversion on a date during the period between the close of business on any record date for the payment of dividends to the close of business on the corresponding dividend payment date will be payable on such dividend payment date to the record holder of such share on such record date if such share has been converted after such record date and prior to such dividend payment date. Except as provided in the immediately preceding sentence, no payment or adjustment will be made upon conversion of preferred stock for accumulated and unpaid dividends.

       We may not authorize, issue a press release or give notice of any conversion unless, prior to giving the conversion notice, all accumulated and unpaid dividends on the preferred stock for dividend periods ended prior to the date of such conversion notice shall have been paid in cash.

       In addition to the conversion provision described above, if there are less than 120,000 shares of preferred stock outstanding, we may, at any time on or after September 30, 2008, at our option, with the prior consent of the Board of Governors of the Federal Reserve System, cause the preferred stock to be automatically converted into that number of shares of common stock equal to $250 (the liquidation preference per share of preferred stock) divided by the lesser of the conversion price and the average closing sale price of the common stock for the five trading day period ending on the second trading day immediately prior to the conversion date. The provisions of the immediately preceding five paragraphs shall apply to any such conversion; provided that (i) the conversion date will not be less than 15 days nor more than 30 days after the date on which we issue a press release announcing such conversion and (ii) the press release and notice of conversion will not state the number of shares of common stock to be issued upon conversion of each share of preferred stock.

Consolidation, Merger and Sale of Assets

       We may, without the consent of the holders of any of the outstanding preferred stock, consolidate with or merge into any other person or convey, transfer or lease all or substantially all our assets to any person or may permit any person to consolidate with or merge into, or transfer or lease all or substantially all its properties to us; provided, however that (a) the successor, transferee or lessee is organized under the laws of the United States, any political subdivision thereof or Puerto Rico; (b) the shares of preferred stock will become shares of such successor, transferee or lessee, having in respect of such successor, transferee or lessee the same powers, preferences and relative participating, optional or other special rights and the qualification, limitations or restrictions thereon, that the preferred stock had immediately prior to such transaction; and (c) certain other conditions are met.

       Under any consolidation by us with, or merger by us into, any other person or any conveyance, transfer or lease of all or substantially all our assets as described in the preceding paragraph, the successor resulting from such consolidation or into which we are merged or the transferee or lessee to which such conveyance, transfer or lease is made, will succeed to, and be substituted for, and may exercise every right and power of, Doral Financial under the shares of preferred stock, and thereafter, except in the case of a lease, the predecessor (if still in existence) will be released from its obligations with respect to the preferred stock.

Book-Entry, Delivery and Form

       The preferred stock has been issued in the form of a global security held in book-entry form. DTC’s nominee, Cede & Co. is the sole registered holder of the preferred stock. Owners of beneficial interests in the preferred stock represented by the global security will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certified securities, except in limited circumstances or as otherwise required by Puerto Rico law. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights provided to the holders of the preferred stock under the global security or the certificate of designation. Our company and any of our agents may treat DTC as the sole holder of and registered owner of the global securities.

       DTC has advised us as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (“indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

       So long as DTC, or its nominee, is the registered holder and owner of the global securities, DTC or such nominee, as the case may be, will be considered the sole legal owner and holder of the preferred stock evidenced by the global certificates for all purposes of such preferred stock and the certificate of designation. Except as set forth below as an owner of a beneficial interest in the global certificates, you will not be entitled to have the preferred stock represented by the global securities registered in your name, will not receive or be entitled to receive physical delivery of preferred stock in definitive form and will not be considered to be the owner or holder of any preferred stock under the global securities. Doral Financial understands that under existing industry practice, in the event an owner of a beneficial interest in the global securities desires to take any action that DTC, as the holder of the global securities, is entitled to take, DTC will authorize the participants to take such action, and that the participants will authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

       The corporation law of Puerto Rico requires us to provide a holder with a physical certificate evidencing the preferred stock if the holder requests us to do so.

No Repurchase at the Option of the Holders

       Holders of the preferred stock will have no right to require us to redeem or repurchase any shares of preferred stock.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

       As of the date of this prospectus, we are authorized to issue 200,000,000 shares of common stock, $1.00 par value, and 10,000,000 shares of serial preferred stock, $1.00 par value. The following is a summary of certain rights and privileges of the common stock and outstanding serial preferred stock. You should read the more detailed provisions of our restated certificate of incorporation, as amended, and the certificate of designation relating to any series of preferred stock for provisions that may be important to you.

Common Stock

       As of January 27, 2004, we had outstanding 107,904,812 shares of our common stock. Holders of our common stock are entitled to one vote for each share held of record for the election of directors and for all other matters submitted to a vote of stockholders. Holders of our common stock, may not cumulate their votes in the election of directors, and are entitled to share equally in the dividends that may be declared by the board of directors, but only after payment of dividends required to be paid on outstanding shares of preferred stock. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of the common stock are entitled to share ratably in the assets remaining after payments to creditors and provision for the preference of any preferred stock.

       Holders of our common stock have no preemptive or other subscription rights, conversion rights or redemption or scheduled installment payment provisions relating to shares of our common stock. All of the outstanding shares of our common stock are fully paid and nonassessable. The transfer agent and registrar for our common stock is Mellon Investor Services LLC. Our common stock is traded on the New York Stock Exchange under the symbol “DRL.”

Certain Regulatory Restrictions on Investments in Common Stock

       Because of our status as a bank holding company, owners of the common stock are subject to certain restrictions and disclosure obligations under various federal laws, including the Bank Holding Company Act of 1956 (the “BHC Act”). Regulations pursuant to the BHC Act generally require prior Federal Reserve approval for an acquisition of control of an insured institution (as defined) or holding company thereof by any person (or persons acting in concert). Control is deemed to exist if, among other things, a person (or persons acting in concert) acquires more than 25% of any class of voting stock of an insured institution or holding company thereof. Control is presumed to exist subject to rebuttal, if a person (or persons acting in concert) acquires more than 10% of any class of voting stock and either (i) the company has registered securities under Section 12 of the Securities Exchange Act of 1934, or (ii) no person will own, control or hold the power to vote a greater percentage of that class of voting securities immediately after the transaction. The concept of acting in concert is very broad and also is subject to certain rebuttable presumptions, including among others, that relatives, business partners, management officials, affiliates and others are presumed to be acting in concert with each other and their businesses.

       Section 12 of the Puerto Rico Banking Law requires the prior approval of the Office of the Commissioner with respect to a transfer of voting stock of a bank that results in a change of control of the bank. Under Section 12, a change of control is presumed to occur if a person or group of persons acting in concert, directly or indirectly, acquire more than 5% of the outstanding voting capital stock of the bank. The Office of the Commissioner has interpreted the restrictions of Section 12 as applying to acquisitions of voting securities of entities controlling a bank, such as a bank holding company. Under the Puerto Rico Banking Act, the determination of the Office of the Commissioner whether to approve a change of control filing is final and non-appealable.

       The provisions of the Puerto Rico Mortgage Banking Law also requires regulatory approval for the acquisition of more than 10% of the our outstanding voting securities.

       The above regulatory restrictions relating to investment in our company may have the effect of discouraging takeover attempts against us and may limit the ability of persons, other than our directors duly authorized by our board of directors, to solicit or exercise proxies, or otherwise exercise voting rights, in connection with matters submitted to a vote of our stockholders.

Preferred Stock

       In addition to the preferred stock offered in this prospectus, as of the date of this prospectus, we had outstanding three series of serial preferred described below.

	Number of	Annual	Liquidation		Conversion	General
	Shares	Dividend	Preferred Per	Date First	or	Voting
Title of Series	Outstanding	Rate(1)	Share(2)	Redeemable(3)	Exchange Rights	Rights(4)

7.00% Noncumulative Monthly Income Preferred Stock, Series A (the “7.00% Preferred Stock”)	1,495,000	7.00%	$50	February 28, 2004	None	No
8.35% Noncumulative Monthly Income Preferred Stock, Series B (the “8.35% Preferred Stock”)	2,000,000	8.35%	$25	September 30, 2005	None	No
7.25% Noncumulative Monthly Income Preferred Stock, Series C (the “7.25% Preferred Stock”)	4,140,000	7.25%	$25	May 31, 2007	None	No

(1)	Based on a percentage of the applicable liquidation preference per share.

(2)	See “Liquidation Rights” below for additional information.

(3)	See “Redemption” below for additional information.

(4)	See “Voting Rights” below for additional information.

Dividend Rights and Limitations

       The holders of the shares of 7.00% Preferred Stock, the 8.35% Preferred Stock and the 7.25% Preferred Stock are entitled to receive noncumulative cash dividends when, as and if declared by the Board of Directors, at their respective annual dividend rates payable monthly. The holders of the 7.00% Preferred Stock, the 8.35% Preferred Stock and the 7.00% Preferred Stock are entitled to receive such dividends prior to any payment of dividends or distribution of assets to holders of the common stock and to any other class of capital stock ranking junior to the 7.00% Preferred Stock, the 8.35% Preferred Stock or the 7.25% Preferred Stock with respect to the payment of dividends.

Liquidation Rights

       In the event of our the liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of the 7.00% Preferred Stock, the 8.35% Preferred Stock and the 7.25% Preferred Stock are entitled to receive out of the remaining assets an amount in cash equal to their liquidation preference per share plus accrued and unpaid dividends thereon for the current monthly dividend period to the date of the distribution. This distribution must be made before any payment may be made to the holders of our common stock or any other securities ranking junior to the 7.00% Preferred Stock, the 8.35% Preferred Stock or the 7.25% Preferred Stock as to the distribution of assets upon liquidation. No distribution of this type or payment on account of our liquidation, dissolution or winding up may be made to the holders of the shares of any class or series of stock ranking on a parity with the 7.00% Preferred Stock, the 8.35% Preferred Stock or the 7.25% Preferred Stock as to the distribution of assets upon liquidation, unless the holders of the 7.00% Preferred Stock, the 8.35% Preferred Stock and the 7.25% Preferred Stock receive like amounts ratably in accordance with the full distributive amounts which they and the holders of parity stock are respectively entitled to receive upon this preferential distribution.

       After the payment to the holders of the 7.00% Preferred Stock, the 8.35% Preferred Stock and the 7.25% Preferred Stock of the full preferential amounts provided for above, the holders of such shares will have no right or claim to any of the remaining assets.

Redemption

       The 7.00% Preferred Stock is subject to redemption in whole or in part, at our option with the consent of the Federal Reserve Board on or after February 28, 2004 and prior to February 27, 2005, at a price of $51 per share and after this period at redemption prices declining to a price of $50 per share on or after February 28, 2006.

       The 8.35% Preferred Stock is subject to redemption in whole or in part, at our option with the consent of the Federal Reserve Board commencing on or after September 30, 2005, and prior to September 30, 2006 at a price of $25.50 per share and after this period at redemption prices declining to $25 per share on or after September 30, 2007.

       The 7.25% Preferred Stock is subject to redemption in whole or in part, at our option with the consent of the Federal Reserve Board commencing on or after May 31, 2007, and prior to May 31, 2008 at a price of $25.50 per share and after this period at redemption prices declining to $25 per share on or after May 31, 2009.

       There is no mandatory redemption or sinking fund obligation with respect to either the 7.00% Preferred Stock, the 8.35% Preferred Stock or the 7.25% Preferred Stock.

Voting Rights

       The holders of shares of 7.00% Preferred Stock, the 8.35% Preferred Stock and the 7.25% Preferred Stock are not entitled to any voting rights except (1) if we do not pay dividends in full on such series for 18 consecutive monthly dividend periods, (2) as required by law or (3) in connection with any changes of the terms or rights of the 7.00% Preferred Stock, the 8.35% Preferred Stock and the 7.25% Preferred Stock, as the case may be.

CERTAIN TAX CONSIDERATIONS

General

       In the opinion of Pietrantoni Méndez & Alvarez LLP, our counsel in this offering, the following discussion summarizes the material Puerto Rico and United States tax considerations relating to the purchase, ownership and disposition of preferred stock, and common stock received upon any conversion thereof.

       This discussion is based on the tax laws of Puerto Rico and the United States as in effect on the date of this prospectus, as well as existing and proposed regulations, administrative pronouncements and judicial decisions available on or before such date and now in effect. All of the foregoing are subject to different interpretations and are also subject to change, which change could apply retroactively and could affect the continued validity of this summary. A prospective investor should be aware that an opinion of counsel represents only such counsel’s best legal judgment and that it is not binding on the Puerto Rico Treasury Department, any municipality or agency of Puerto Rico, the United States Internal Revenue Service (the “IRS”) or the courts. Accordingly, there can be no assurance that the opinions set forth herein, if challenged, would be sustained.

       This discussion deals only with preferred stock and common stock held by initial purchasers as capital assets within the meaning of Section 1121 of the Puerto Rico Internal Revenue Code of 1994, as amended (the “PR Code”), and Section 1221 of the of the United States Internal Revenue Code of 1986, as amended (the “Code”) (i.e., generally, property held for investment). This discussion does not intend to describe all of the tax considerations that may be relevant to a particular investor in light of that person’s particular circumstances and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Puerto Rico and the United States.

      You should consult your own tax advisor as to the application to your particular situation of the tax considerations discussed below, as well as the application of any state, local, foreign or other tax.

Puerto Rico Taxation

       The following discussion does not intend to cover all aspects of Puerto Rico taxation that may be relevant to a purchaser of preferred stock in light of the purchaser’s particular circumstances, or to purchasers subject to special rules of taxation, such as life insurance companies, “Special Partnerships,” “Subchapter N Corporations,” registered investment companies, estates and trusts.

       For purposes of the discussion below, a “Puerto Rico corporation” is a corporation organized under the laws of Puerto Rico and a “foreign corporation” is a corporation organized under the laws of a jurisdiction other than Puerto Rico. Corporations organized under the laws of the United States or any of the states of the United States are considered “foreign corporations” for Puerto Rico income tax purposes.

Ownership and Disposition of Preferred Stock and Common Stock

       Taxation of Distributions

       General. Distributions of cash or other property made by us on the preferred stock and common stock will be treated as dividends to the extent that we have current or accumulated earnings and profits. To the extent that a distribution exceeds our current and accumulated earnings and profits, the distribution will be applied against and reduce the adjusted tax basis of the preferred stock or common stock (as the case may be) in the hands of the holder. The excess of any distribution of this type over the adjusted tax basis will be treated as gain on the sale or exchange of the preferred stock or common stock (as the case may be) and will be subject to income tax as described below (see “— Taxation of Sales or Exchanges”).

       The following discussion regarding the income taxation of dividends on the preferred stock or the common stock received by individuals not residents of Puerto Rico and foreign corporations not engaged in trade or business in Puerto Rico assumes that dividends will constitute income from sources within Puerto Rico. Generally, for Puerto Rico income tax purposes, a dividend declared by a Puerto Rico corporation will constitute income from sources within Puerto Rico unless the corporation derived less than 20% of its gross income from sources within Puerto Rico for the three taxable years preceding the year of the declaration. We have represented to the initial purchasers that we have derived more than 20% of our gross income from Puerto Rico sources on an annual basis since our incorporation in 1972 and we expect that in the future more than 20% of our gross income will continue to be derived from Puerto Rico sources.

       Individual Residents of Puerto Rico and Puerto Rico Corporations. In general, individuals who are residents of Puerto Rico will be subject to a 10% income tax on dividends paid on the preferred stock or common stock. This tax is generally required to be withheld by us. An individual may elect for this withholding not to apply (see “— Special Withholding Tax Considerations” below), and in that case he or she will be required to include the amount of the dividend as ordinary income and will be subject to income tax thereon at the normal income tax rates, which may be up to 33%. Individuals for which the withholding is made may elect, upon filing his income tax return for the year the dividend is paid, for the dividends to be taxed at the normal income tax rates applicable to individuals. In this case, the 10% Puerto Rico income tax withheld is creditable against the normal tax so determined.

       Puerto Rico corporations will be subject to income tax on dividends paid on the preferred stock or common stock at the normal corporate income tax rates, subject to the dividend received deduction discussed below. In the case of a Puerto Rico corporation, no withholding will be imposed on dividends paid on the preferred stock or common stock, provided that the certification described in “— Special Withholding Tax Considerations” below is made to us through DTC by the broker or other direct or indirect participant of DTC. The dividend received deduction will be equal to 85% of the dividend received, but the deduction may not exceed 85% of the corporation’s net taxable income. Based on the applicable maximum Puerto Rico normal corporate income tax rate of 39%, the maximum effective income tax rate on these dividends will be 5.85% after accounting for the dividend received deduction.

       United States Citizens Not Residents of Puerto Rico. Dividends paid on the preferred stock or the common stock to a United States citizen who is not a resident of Puerto Rico will be subject to a 10% Puerto Rico income tax, which will be withheld by us or our transfer agent. These individuals may also elect for the dividends to be taxed in Puerto Rico at the normal income tax rates applicable to individuals in the same way as Puerto Rico resident individuals. The 10% Puerto Rico income tax withheld is creditable against the normal tax so determined by said individual shareholder. No 10% Puerto Rico income tax withholding will be made if such individual shareholder opts out of the 10% withholding tax and timely files with his broker a withholding exemption certificate to the effect that the individual’s income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single or $3,000 if married (see “— Special Withholding Tax Considerations” below).

       Individuals Not Citizens of the United States and Not Residents of Puerto Rico. Dividends paid on the preferred stock or the common stock to any individual who is not a citizen of the United States and who is not a resident of Puerto Rico will generally be subject to a 10% tax which will be withheld at source by us or our transfer agent.

       Foreign Corporations. The income taxation of dividends paid on the preferred stock or the common stock to a foreign corporation will depend on whether or not the corporation is engaged in a trade or business in Puerto Rico.

       A foreign corporation that is engaged in a trade or business in Puerto Rico will be subject to the normal corporate income tax rates applicable to Puerto Rico corporations on their net income that is effectively connected with the trade or business in Puerto Rico. The income will include net income from sources within Puerto Rico and certain items of net income from sources outside Puerto Rico that are effectively connected with the trade or business in Puerto Rico. Net income from sources within Puerto Rico will include dividends on the preferred stock or the common stock. A foreign corporation that is engaged in a trade or business in Puerto Rico will be entitled to claim the 85% dividend received deduction discussed above in connection with Puerto Rico corporations.

       No withholding will be imposed on dividends paid on the preferred stock or common stock to foreign corporations engaged in trade or business in Puerto Rico, provided that the certification described in “— Special Withholding Tax Considerations” below is made to us through DTC by the broker or other direct or indirect participant of DTC. In general, foreign corporations that are engaged in a trade or business in Puerto Rico are also subject to a 10% branch profits tax. However, dividends on the preferred stock or the common stock received by these corporations will be excluded from the computation of the branch profits tax liability of these corporations.

       A foreign corporation that is not engaged in a trade or business in Puerto Rico will be subject to a 10% withholding tax on dividends received on the preferred stock or the common stock.

       Partnerships. Partnerships are generally taxed in the same manner as corporations. Accordingly, the preceding discussion with respect to Puerto Rico and foreign corporations is equally applicable in the case of most Puerto Rico and foreign partnerships, respectively.

       Special Withholding Tax Considerations. Because the preferred stock will be available in global form through the book-entry system of DTC, a 10% Puerto Rico tax will be withheld at source on all dividend distributions (irrespective of the status of the purchaser) unless your broker or other direct or indirect participant of DTC that maintains your position in the preferred stock certifies to us through DTC that you are not subject to the 10% Puerto Rico withholding tax.

       Taxation of Sales or Exchanges

       General. Subject to the discussion under “— Conversion of Preferred Stock into Common Stock” below, the sale or exchange of preferred stock or common stock will give rise to gain or loss equal to the difference between the amount realized on the sale or exchange and the tax basis of the preferred stock or common stock, as the case may be, in the hands of the holder. A holder’s tax basis in the preferred stock generally will equal the amount such holder paid for such stock. A holder’s tax basis and holding period for common stock received upon any conversion of preferred stock will be determined as described below (see “— Conversion of Preferred Stock into Common Stock”). Any gain or loss that is required to be recognized will be a capital gain or loss if the preferred stock or common stock is held as a capital asset by the holder and will be a long-term capital gain or loss if the shareholders’ holding period of the preferred stock or common stock, as the case may be, exceeds six months. The deductibility of capital losses is subject to limitations under the PR Code.

       Individual Residents of Puerto Rico and Puerto Rico Corporations. Gain on the sale or exchange of the preferred stock or common stock by an individual resident of Puerto Rico or a Puerto Rico corporation will generally be required to be recognized as gross income and will be subject to income tax. If the shareholder is an individual and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 10%. If the shareholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for an alternative tax rate of 12.5%.

       United States Citizens Not Residents of Puerto Rico. A United States citizen who is not a resident of Puerto Rico will not be subject to Puerto Rico income tax on the sale or exchange of preferred stock or common stock if the gain resulting therefrom constitutes income from sources outside Puerto Rico. Generally, gain on the sale or exchange of preferred stock or common stock will be considered to be income from sources outside Puerto Rico if all rights, title and interest in or to the preferred stock or common stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the preferred stock or the common stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 10% of the payments received will be withheld at the source; and if the gain constitutes a long-term capital gain, it will be subject to a tax at a maximum rate of 10%. The amount of tax withheld at source will be creditable against the shareholder’s Puerto Rico income tax liability.

       Individuals Not Citizens of the United States and Not Residents of Puerto Rico. An individual who is not a citizen of the United States and who is not a resident of Puerto Rico will be subject to the rules described above under “— United States Citizens Not Residents of Puerto Rico.” However, if the gain resulting from the sale or exchange of preferred stock or common stock constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source; provided, that if the gain resulting from the sale or exchange represents a capital gain from sources within Puerto Rico, the individual will generally be subject to tax on this gain at a fixed rate of 29%. The amount of tax withheld at source will be creditable against the shareholder’s Puerto Rico income tax liability.

       Foreign Corporations. A foreign corporation that is engaged in a trade or business in Puerto Rico will generally be subject to Puerto Rico corporate income tax on any gain realized on the sale or exchange of preferred stock or common stock if the gain is (1) from sources within Puerto Rico or (2) from sources outside Puerto Rico and effectively connected with a trade or business in Puerto Rico. Any such gain will qualify for an alternative tax of 12.5% if it qualifies as a long-term capital gain.

       In general, foreign corporations that are engaged in a trade or business in Puerto Rico will also be subject to a 10% branch profits tax. In the computation of this tax, any gain realized by these corporations on the sale or exchange of preferred stock or common stock and that is subject to Puerto Rico income tax will be taken into account. However, a deduction will be allowed in the computation for any income tax paid on the gain realized on the sale or exchange.

       A foreign corporation that is not engaged in a trade or business in Puerto Rico will generally be subject to a corporate income tax rate of 29% on any capital gain realized on the sale or exchange of preferred stock or common stock if the gain is from sources within Puerto Rico. In the case of such foreign corporation, no income tax will be imposed if the gain constitutes income from sources outside Puerto Rico. Gain on the sale or exchange of preferred stock or common stock will generally not be considered to be from sources within Puerto Rico if all rights, title and interest in or to the preferred stock or common stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the preferred stock or common stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source and be creditable against the shareholder’s Puerto Rico income tax liability.

       Partnerships. Partnerships are generally taxed as corporations. Accordingly, the discussion with respect to Puerto Rico and foreign corporations is equally applicable to most Puerto Rico and foreign partnerships, respectively.

Conversion of Preferred Stock into Common Stock

       No gain or loss will be recognized by any holder on the conversion of the preferred stock solely into shares of common stock. The tax basis for the shares of common stock received upon conversion will be equal to the adjusted tax basis of the preferred stock converted plus any cash amount required to be paid upon conversion (see “— Description of the Preferred Stock — Conversion Rights”), less any tax basis allocated to fractional shares paid in cash. The holding period of the shares of common stock will include the holding period of the preferred stock. Any cash payments received by such shareholders in lieu of fractional shares shall be taxable to such shareholder in the manner described in “— Taxation of Sales or Exchanges” above. Any cash payment received by such shareholder after conversion with respect to a distribution declared on the preferred stock prior to the conversion shall be taxable to such shareholder in the manner described above under “— Taxation of Distributions.”

Estate and Gift Taxation

       The transfer of the preferred stock or common stock by inheritance by an individual who was a resident of Puerto Rico at the time of his or her death will not be subject to estate tax if the decedent was a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. The transfer of the preferred stock or common stock by gift by an individual who is a resident of Puerto Rico at the time of the gift will not be subject to gift tax. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for Puerto Rico estate and gift tax purposes of the transfer of the preferred stock or common stock by death or gift.

Municipal License Taxation

       Individuals and corporations that are not engaged in a trade or business in Puerto Rico will not be subject to municipal license tax on dividends paid on the preferred stock or common stock or on any gain realized on the sale or exchange of the preferred stock or common stock.

       Individuals, residents or non residents, and corporations, Puerto Rico or foreign, that are engaged in a trade or business in Puerto Rico will generally be subject to municipal license tax on dividends paid on the preferred stock or common stock and on the gain realized on the sale or exchange of the preferred stock or common stock if the dividends or gain are attributable to that trade or business. The municipal license tax is imposed on the volume of business of the taxpayer, and the tax rates range from a maximum of 1.5% for financial businesses to a maximum of 0.5% for other businesses.

Property Taxation

       The preferred stock and common stock will not be subject to Puerto Rico property tax.

United States Federal Income Taxation

       The following discussion does not cover all of the tax consequences that may be relevant to a holder in light of that person’s particular circumstances or to holders subject to special rules, such as entities that are treated as partnerships for United States federal income tax purposes, “Subchapter S Corporations,” life insurance companies, tax exempt entities, dealers in securities, financial institutions, persons that hold preferred stock or common stock as part of a straddle, hedge or conversion transaction, persons subject to the alternative minimum tax or persons whose functional currency is not the U.S. dollar and persons that fall outside of the definition of U.S. Holder, Puerto Rico U.S. Holder and Puerto Rico corporation.

       As used herein, the term “U.S. Holder” means a beneficial owner of preferred stock or common stock, as the case may be, that does not own directly, indirectly, constructively or by attribution 10% or more of our voting stock and is, for United States federal income tax purposes:

(i) a citizen or resident of the United States;

(ii) a corporation (or other entity treated as a corporation) organized under the laws of the United States or any state thereof (including the District of Columbia);

(iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or

(iv) a trust if (A) a court within the United States is able to exercise primary supervision over its administration and one or more persons described in (i), (ii) or (iii) above have the authority to control all substantial decisions of the trust, or (B) the trust was in existence on August 20, 1996 and validly elected to continue to be treated as a domestic trust.

       The term “U.S. Holder” does not include individual Puerto Rico residents who are not citizens or residents of the United States nor does it include Puerto Rico corporations. As used herein, the term “Puerto Rico U.S. Holder” means an individual U.S. Holder who is a bona fide resident of Puerto Rico during the entire taxable year (or, in certain cases, a portion thereof), within the meaning of Section 933 of the Code.

       If a partnership holds preferred stock or common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

Ownership and Disposition of Preferred Stock and Common Stock

       Taxation of Distributions.

       General. Under the source of income rules of the Code, dividends on the preferred stock or common stock will constitute gross income from sources outside the United States if less than 25% of our gross income on an ongoing basis is effectively connected with a trade or business in the United States. In every year since our incorporation in 1972, less than 25% of our gross income has been effectively connected with a trade or business in the United States, and we expect that in the future less than 25% of our gross income will be effectively connected with a trade or business in the United States. Dividends on the preferred stock and common stock will constitute gross income from sources outside the United States so long as we continue to meet the gross income test described above. Under current source of income rules of the Code, provided less than 25% of our gross income on an ongoing basis is effectively connected with a trade or business in the United States, dividends on the preferred stock or common stock will constitute gross income from sources within Puerto Rico. The following discussion regarding the income taxation of dividends on the preferred stock or the common stock assumes that dividends will constitute income from sources within Puerto Rico.

       U.S. Holders other than Puerto Rico U.S. Holders. Subject to the discussion under “— Passive Foreign Investment Company Rules” below, distributions made by us with respect to the preferred stock and common stock, including the amount of any Puerto Rico taxes withheld on the distribution, will be includible in the gross income of a U.S. Holder, other than a Puerto Rico U.S. Holder, as ordinary dividend income, in the taxable year of actual or constructive receipt, to the extent the distributions are paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, such excess will be treated first as a tax-free reduction of the U.S. Holder’s tax basis in the preferred stock or common stock (as the case may be) to the extent thereof, and thereafter as capital gain. If we are not able to pay dividends on the preferred stock, the accreted liquidation preference of the preferred stock will increase and such increase may give rise to deemed dividend income to U.S. Holders, other than Puerto Rico U.S. Holders, in the amount of all, or a portion of such increase. Certain adjustments to the conversion rate may be treated as distributions for United States federal income tax purposes, as described below under “— Adjustments to the Conversion Rate”.

       Any dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. Holders that are corporations. Under recently enacted U.S. federal income tax legislation, “qualified dividend income” received by certain non-corporate U.S. Holders (including individuals) in taxable years beginning after December 31, 2002 and beginning before January 1, 2009 generally will be subject to United States federal income tax at a maximum rate of 15%. Dividends in respect of preferred stock or common stock may constitute “qualified dividend income” for this purpose provided that we are not a passive foreign investment company (as described below) and certain other requirements, including with respect to your holding period for such stock, are satisfied. You should consult your own tax advisors regarding the availability of this preferential rate in your particular circumstances.

       Subject to certain conditions and limitations, any Puerto Rico income tax imposed on dividends distributed by us in accordance with Puerto Rico law may be eligible for credit against the U.S. Holder’s United States federal income tax liability. For purposes of calculating a U.S. Holder’s United States foreign tax credit limitation, dividends distributed by us will generally constitute “passive income” or, in the case of certain U.S. Holders (those predominantly engaged in the active conduct of a banking, financing or similar business), “financial services income”.

      Instead of claiming a foreign tax credit, you may, at your election, deduct the amount of any such Puerto Rico income taxes in computing your United States federal taxable income, subject to generally applicable limitations under United States federal income tax law.

      The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit would depend on various factors. You should consult your own tax advisors regarding the availability of foreign tax credits in your particular circumstances.

      Puerto Rico U.S. Holders. In general, and subject to the discussion under “— Passive Foreign Investment Company Rules” below, distributions of dividends made by us on the preferred stock or common stock to a Puerto Rico U.S. Holder will constitute gross income from sources within Puerto Rico, subject to the rules described above under “— Taxation of Distributions — General”, will not be includible in the shareholder’s gross income and will be exempt from United States federal income taxation. In addition, for United States federal income tax purposes, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder’s gross income.

      Puerto Rico Corporations. In general, distributions of dividends made by us on the preferred stock or common stock to a Puerto Rico corporation will not, in the hands of the Puerto Rico corporation, be subject to United States income tax if the dividends are not effectively connected with a United States trade or business of the Puerto Rico corporation and the Puerto Rico corporation is not treated as a domestic corporation for purposes of the Code. The Code provides special rules for Puerto Rico corporations that are “Controlled Foreign Corporations,” “Personal Holding Companies,” “Foreign Personal Holding Companies” or “Passive Foreign Investment Companies.”

Taxation of Sales or Exchanges

      U.S. Holders other than Puerto Rico U.S. Holders. Subject to the discussion under “— Conversion of Preferred Stock into Common Stock” below, a U.S. Holder, other than a Puerto Rico U.S. Holder, generally will recognize gain or loss on the sale or exchange of preferred stock or common stock in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s adjusted tax basis in the preferred stock or common stock, as the case may be. A U.S. Holder’s adjusted tax basis in preferred stock generally will equal the amount such holder paid for such stock. A U.S. Holder’s adjusted tax basis and holding period for common stock received upon any conversion of preferred stock will be determined as described below (see “— Conversion of Preferred Stock into Common Stock”).

      Subject to the discussion under “— Passive Foreign Investment Company Rules” below, any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the preferred stock or common stock, as the case may be, is more than one year. Certain noncorporate U.S. Holders (including individuals) may be eligible for preferential rates of United States federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

      Any such gain or loss generally will be treated as United States source income or loss for U.S. foreign tax credit purposes. Consequently, if a Puerto Rico income tax is imposed on such sale or exchange, a U.S. Holder that does not receive significant foreign source income from other sources may not be able to derive effective United States foreign tax credit benefits in respect of such Puerto Rico income tax. You should consult your own tax advisors regarding the implications of a sale or other taxable disposition of preferred stock or common stock and the availability of foreign tax credits in your particular circumstances.

      Puerto Rico U.S. Holders. In general, and subject to the discussion under “Passive Foreign Investment Company Rules” below, gain from the sale or exchange of the preferred stock or common stock by a Puerto Rico U.S. Holder that is a resident of Puerto Rico for purposes of Section 865(g) (1) of the Code (1) will constitute income from sources within Puerto Rico, (2) will not be includible in the shareholder’s gross income and (3) will be exempt from United States federal income taxation. Also, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder’s gross income.

      PR Corporations. In general, any gain derived by a Puerto Rico corporation from the sale or exchange of the preferred stock or common stock will not, in the hands of the Puerto Rico corporation, be subject to United States income tax if the gain is not effectively connected with a United States trade or business of the Puerto Rico corporation and the Puerto Rico corporation is not treated as a domestic corporation for purposes of the Code. The Code provides special rules for Puerto Rico corporations that are “Controlled Foreign Corporations,” “Personal Holding Companies,” “Foreign Personal Holding Companies” or “Passive Foreign Investment Companies.”

Conversion of Preferred Stock into Common Stock

      No gain or loss will be recognized by a holder for United States federal income tax purposes on conversion of the preferred stock solely into shares of common stock. Any cash payments received by a holder in lieu of fractional shares will be taxable to such holder in a manner described in “— Taxation of Sales or Exchanges” above.

      A converting holder’s adjusted tax basis for the shares of common stock received upon conversion will be equal to such holder’s adjusted tax basis in the preferred stock determined immediately prior to conversion, less any tax basis allocated to fractional shares paid in cash. A holder who pays to us, upon conversion, any cash amount in respect of a declared distribution (as described above under “Description of The Preferred Stock — Conversion Rights”) generally may add such amount to such holder’s adjusted tax basis in the common stock received (and would be subject to United States federal income tax in respect of the distribution, once received, in the manner described above under “— Taxation of Distributions”). A holder’s holding period for the shares of common stock received upon conversion will include such holder’s holding period for the preferred stock so converted.

Adjustments to the Conversion Rate

      Under certain circumstances, an adjustment to the conversion rate of the preferred stock may be treated as a constructive distribution of stock to holders whose proportionate interest in our earnings and profits or assets is increased thereby, even though no cash or property is actually distributed by us. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula, which has the effect of preventing dilution of the interests of the holders of preferred stock, generally will not be treated as a constructive distribution of stock. Certain of the possible adjustments described in “Description of The Preferred Stock — Adjustments to the Conversion Rate” (including adjustments in respect of stock dividends and distributions of rights to subscribe for common stock) may qualify as being pursuant to a bona fide reasonable adjustment formula. In contrast, other adjustments (including adjustments in respect of cash distributions and distributions of our indebtedness or assets) may not so qualify. In addition, a failure to adjust the conversion rate of the preferred stock to reflect a stock dividend or similar event could in some circumstances give rise to a constructive distribution to holders of common stock. Any such constructive distributions will be subject to United States federal income tax in the manner described above under “— Taxation of Distributions.”

Information Reporting and Backup Withholding

      Information reporting requirements will apply to dividends on, and the proceeds of a sale or exchange of, the preferred stock or common stock that are paid within the United States (and, in some cases, outside the United States) to U.S. Holders, other than Puerto Rico U.S. Holders, and certain exempt recipients (such as corporations). Backup withholding (currently at a rate of 28%) will apply to such reportable amounts if such holders fail to furnish a proper taxpayer identification number, to certify that such holders are not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules generally may be claimed as a credit against the U.S. Holder’s United States federal income tax liability and may entitle such U.S. Holder to a credit or refund provided that the required information is furnished to the IRS. U.S. Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

Passive Foreign Investment Company Rules

      Special United States federal income tax rules apply to distributions received by U.S. Holders on stock of a passive foreign investment company (“PFIC”) as well as amounts received from the sale or exchange of PFIC stock. For purposes of these rules, pledges generally will be considered sales or exchanges.

      A non-U.S. corporation generally will be classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the gross value of its assets, determined on the basis of a quarterly average, is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other items, dividends, interest, rents, royalties and gains from the sale or exchange of passive assets.

      Based upon certain PFIC provisions of the Code and existing and proposed Treasury regulations promulgated thereunder, we believe that we have not been a PFIC for any of our prior taxable years and expect to conduct our affairs in such a manner that we will not meet the criteria to be considered a PFIC in the foreseeable future.

      If, contrary to our expectation, the preferred stock or common stock were considered to be shares of a PFIC, a U.S. Holder of such stock would generally be subject to special rules, regardless of whether we remain a PFIC, with respect to (i) any “excess distribution” by us to the U.S. Holder and (2) any gain realized on the sale or other disposition of such stock. An “excess distribution” is, generally, the excess (if any) of the total distributions received by a holder of PFIC stock during a taxable year over 125% of the average annual distributions received by the holder in the three preceding taxable years (or during the holder’s holding period for the stock, if shorter).

      Under these rules, (1) the excess distribution or gain would be allocated ratably over each day in the U.S. Holder’s holding period for the preferred stock or common stock, as the case may be, (2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC would be taxed as ordinary income, and (3) the amount allocated to each of the other taxable years would be subject to United States federal income tax at the highest rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax attributable to each such year.

      In general, the proposed Treasury regulations promulgated under the Code provide that Puerto Rico U.S. Holders would be subject to the rule described in (3) above only to the extent that any excess distribution or gain is allocated to a taxable year during which the individual held the preferred stock or common stock and was not a bona fide resident of Puerto Rico during the entire taxable year within the meaning of Section 933 of the Code or, in certain cases, a portion thereof. The portion of the excess distribution or gain allocated to the current taxable year of the Puerto Rico U.S. Holders will not be subject to United States Federal income taxation pursuant to Code Section 933.

      As an alternative to these rules, if we were a PFIC, U.S. Holders may, in certain circumstances and effective for taxable years of such holders beginning after December 31, 1997, elect a mark-to-market treatment with respect to their preferred stock or common stock, provided that such stock constitutes “marketable stock” for purposes of these rules. In general, marketable stock is stock that is treated under applicable Treasury regulations as being regularly traded on a qualified exchange. There can be no assurance that the preferred stock or common stock will be treated as stock that is regularly traded on a qualified exchange for this purpose.

      If a mark-to-market election is available and is validly made, then for each taxable year of ownership, a U.S. Holder generally would include in gross income, as an item of ordinary income, the excess, if any, of the fair market value of preferred stock and common stock at the end of such taxable year over such holder’s adjusted tax basis, and would deduct from gross income, as an ordinary loss, the excess, if any, of the adjusted tax basis of the stock over its fair market value at the end of the taxable year (but only to the extent of the amount previously included in such holder’s gross income as a result of the mark-to-market election). A U.S. Holder’s adjusted tax basis in preferred stock and common stock will be adjusted to reflect any such income or loss that is included in, or deducted from, such holder’s gross income. If the mark-to-market election is made, it can only be revoked with the consent of the IRS. Special rules apply if the mark-to-market election is not made for the first taxable year in which a U.S. Holder owns shares in a PFIC.

      We currently do not intend to complete the actions necessary for you to make a “qualified electing fund” election in the event that we are considered a PFIC.

      Under current law, if we are a PFIC in any taxable year, a U.S. Holder who beneficially owns preferred stock or common stock during that year must file an annual return on IRS Form 8621 that describes any distributions received from us and any gain realized on the sale or exchange of such stock.

      You should consult your own tax advisors regarding the application of the PFIC rules to preferred stock or common stock in your particular circumstances, including the availability and advisability of making an election to avoid adverse U.S. Federal income tax consequences of the PFIC rules should we be considered a PFJC for any taxable year.

Estate and Gift Taxation

      The transfer of the preferred stock or common stock by inheritance or gift from a decedent who was a resident of Puerto Rico at the time of his or her death or at the time of the gift will not be subject to U.S. federal estate and gift tax if the decedent was a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for U.S. federal estate and gift tax purposes of the transfer of the preferred stock or common stock by death or gift.

SELLING SECURITYHOLDERS

      The preferred stock, and any shares of our common stock issued upon conversion of the preferred stock, are being offered by the selling securityholders listed in the table below. We issued and sold the preferred stock in a private placement to the initial purchasers, Wachovia Securities, LLC, UBS Warburg LLC, Deutsche Bank Securities, Inc. and Brean Murray & Co., Inc. The selling securityholders purchased their preferred stock from the initial purchasers or from subsequent holders in transactions exempt from registration under the Securities Act.

      This prospectus covers sales, by the named selling securityholders, of preferred stock and shares of common stock issued upon any conversion of the preferred stock by the selling securityholder. This prospectus will not cover subsequent sales of our common stock received upon conversion of preferred stock purchased from a selling securityholder named in this prospectus.

      No offer or sale under this prospectus may be made by a securityholder unless that holder is listed in the table below, in a supplement to this prospectus or in an amendment to the related registration statement that has become effective. We will supplement or amend this prospectus to include additional selling securityholders upon request and upon provision of all required information to us, subject to the terms of the Registration Rights Agreement, dated as of September 29, 2003 between us and the initial purchasers.

      The following table sets forth certain information, as of February 9, 2004, about the amount of preferred stock beneficially owned by each selling securityholder and the number of shares of common stock issuable upon conversion of the preferred stock that may be offered from time to time pursuant to this prospectus.

      The percentage of preferred stock outstanding beneficially owned by each selling securityholder is based on 1,380,000 shares of preferred stock outstanding. The number of shares of common stock owned prior to the offering does not include shares of common stock issuable upon conversion of the preferred stock. The number of shares of common stock shown in the table below assumes conversion of all shares of preferred stock held by such holder at the current conversion rate of 6.2856 shares of common stock per share of preferred stock. This conversion rate is subject to adjustment as described under “Description of the Preferred Stock — Adjustments to the Conversion Rate.” Accordingly, the number of shares of common stock issuable upon conversion of the preferred stock may increase or decrease from time to time. Under the certificate of designation for the preferred stock, fractional shares will not be issued upon conversion of the preferred stock. Cash will be paid instead of fractional shares, if any.

      The following table has been prepared based upon the information furnished to us by the selling securityholders as of February 9, 2004. The selling securityholders identified below may have sold, transferred or otherwise disposed of some or all of their preferred stock since the date on which the information in the preceding table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and, if necessary, we will supplement this prospectus accordingly. We cannot give an estimate as to the amount of preferred stock or common stock issuable upon conversion thereof that will be held by the selling securityholders upon the termination of this offering because the selling securityholders may offer some or all of their preferred stock or common stock pursuant to the offering contemplated by this prospectus. See “Plan of Distribution.”

      Except as otherwise disclosed in footnotes to the table below, to our knowledge, other than their ownership of the securities described below, none of the selling securityholders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates.

			Number of
			Shares of	Number of
	Number of		Preferred	Shares of
	Shares		Stock	Underlying
	Beneficially	Percentage	Owned	Common
	Owned that	of Preferred	Prior to	Stock that	Percentage of
	May be	Stock	the	May be	Common Stock
Name	Sold	Outstanding	Offering(1)	Sold(2)	Outstanding(3)

AIG DKR SoundShore Holdings Ltd.	5,360	*	0	33,691	0.03%
AIG DKR SoundShore Opportunity Holding Fund Ltd.	2,890	*	0	18,165	0.02%
AIG DKR SoundShore Strategic Holding Fund Ltd.	13,750	*	0	86,427	0.08%
Akela Capital Master Fund, Ltd.	30,000	2.17%	0	188,568	0.17%
Allstate Insurance Company	6,000	*	0	37,714	0.03%
American Investors Life Insurance Company	2,000	*	0	12,571	0.01%
American Skandia Trust	1,320	*	0	8,297	**
Argent Classic Convertible Arbitrage Fund (Bermuda)Ltd.	31,800	2.30%	0	199,882	0.18%
Argent Classic Convertible Arbitrage Fund II, L.P.	1,200	*	0	7,543	**
Argent Classic Convertible Arbitrage Fund L.P.	4,600	*	0	28,914	0.03%
Argent LowLev Convertible Arbitrage Fund II, LLC	300	*	0	1,886	**
Argent LowLev Convertible Arbitrage Fund LLC	8,300	*	0	52,170	0.05%
Argent LowLev Convertible Arbitrage Fund Ltd.	39,900	2.89%	0	250,795	0.23%
Attorney’s Title Insurance Fund	450	*	0	2,829	**
B.C. McCabe Foundation	150	*	0	943	**
Barclays Global Investors Diversified Alpha Plus Funds	2,500	*	0	15,714	0.01%
Bear, Stearns & Co., Inc.	10,000	*	0	62,856	0.06%
Boilermakers Blacksmith Pension Trust	5,725	*	0	35,985	0.03%
BP Amoco PLC Master Trust	1,342	*	0	8,435	**
Class C Trading Company, Ltd.	1,600	*	0	10,057	**
Clinton Multistrategy Master Fund, Ltd.	19,600	1.42%	0	123,198	0.11%
Clinton Riverside Convertible Portfolio Limited	67,400	4.88%	0	423,649	0.39%

			Number of
			Shares of	Number of
	Number of		Preferred	Shares of
	Shares		Stock	Underlying
	Beneficially	Percentage	Owned	Common
	Owned that	of Preferred	Prior to	Stock that	Percentage of
	May be	Stock	the	May be	Common Stock
Name	Sold	Outstanding	Offering(1)	Sold(2)	Outstanding(3)

CNH CA Master Account, L.P.	8,000	*	0	50,285	0.05%
CQS Convertible & Quantitative Strategies Master Fund Limited	77,000	5.58%	0	483,991	0.45%
Deephaven Domestic Convertible Trading Ltd.	46,600	3.38%	0	292,909	0.27%
Delta Airlines Master Trust	2,325	*	0	14,614	0.01%
DKR SoundShore Oasis Holding Fund Ltd.	50,000	3.62%	0	314,280	0.29%
Dodeca Fund, L.P.	10,725	*	0	67,413	0.06%
Duke Endowment	1,100	*	0	6,914	**
Equitec Group LLC	10,000	*	0	62,856	0.06%
Family Service Life Insurance Co.	1,400	*	0	8,800	**
Forest Fulcrum Fund LP	8,000	*	0	50,285	0.05%
Forest Global Convertible Fund, Ltd., Class A-5	28,500	2.07%	0	179,140	0.17%
Forest Multi-Strategy Master Fund SPC, on behalf of its Multi-Strategy Segregated Portfolio	12,500	*	0	78,570	0.07%
Grace Convertible Arbitrage Fund, Ltd.	16,000	1.16%	0	100,570	0.09%
Guardian Life Insurance Co.	34,000	2.46%	0	213,710	0.20%
Guardian Pension Trust	4,000	*	0	25,142	0.02%
HFR CA Global Select Master Trust Account	500	*	0	3,143	**
Hotel Union & Hotel Industry of Hawaii Pension Plan	473	*	0	2,973	**
Inflective Convertible Opportunity Fund I, L.P.	275	*	0	1,729	**
Intl Truck & Engine Corp. Retirement Plan for Salaried Employee’s Trust	3,600	*	0	22,628	0.02%
Intl. Truck & Engine Corp Non Contributory Retirement Plan Trust	2,300	*	0	14,457	0.01%
Jefferies & Company, Inc.	10	*	0	63	**
KBC Financial Products USA, Inc.	5,150	*	0	32,371	0.03%
KD Convertible Arbitrage Fund L.P.	21,000	1.52%	0	131,998	0.12%
Key Span Foundation	250	*	0	1,571	**
Lord Abbet America’s Value Fund	600	*	0	3,771	**

			Number of
			Shares of	Number of
	Number of		Preferred	Shares of
	Shares		Stock	Underlying
	Beneficially	Percentage	Owned	Common
	Owned that	of Preferred	Prior to	Stock that	Percentage of
	May be	Stock	the	May be	Common Stock
Name	Sold	Outstanding	Offering(1)	Sold(2)	Outstanding(3)

Lord Abbet Bond Debenture Fund, Inc.	24,000	1.74%	0	150,854	0.14%
Lord Abbet Investment Trust — LA Convertible Fund	3,775	*	0	23,728	0.02%
Lord Abbet Series Fund — America’s Value Portfolio	20	*	0	126	**
Lord Abbet Series Fund — Bond Debenture Portfolio	500	*	0	3,143	**
Lyxor Master Fund	4,700	*	0	29,542	0.03%
Lyxor/Forest Fund Limited	14,500	1.05%	0	91,141	0.08%
McMahan Securities Co. L.P.	3,500	*	0	22,000	0.02%
Met Investor Series Trust — America’s Value	35	*	0	220	**
Met Investor Series Trust — Bond Debenture	4,800	*	0	30,171	0.03%
Morgan Stanley Convertible Securities Trust	12,000	*	0	75,427	0.07%
National Fuel & Gas Company Retirement Plan	725	*	0	4,557	**
Oxford, Lord Abbet & Co.	6,800	*	0	42,742	0.04%
Park Avenue Life Insurance Co.	600	*	0	3,771	**
Phoenix Lord Abbet Bond Debenture Fund	70	*	0	440	**
Radian Asset Assurance, Inc.	7,750	*	0	48,713	0.05%
Radian Group Convertible Securities	4,250	*	0	26,714	0.02%
Radian Guaranty	14,400	1.04%	0	90,513	0.08%
RBC Alternative Assets LP	2,000	*	0	12,571	0.01%
Relay 11 Holdings Co.	2,500	*	0	15,714	0.01%
Roszel/Lord Abbet Bond Debenture Portfolio	55	*	0	346	**
Royal Bank of Canada	25,000	1.81%	0	157,140	0.15%
Silver Convertible Arbitrage Fund, LDC	2,700	*	0	16,971	0.02%
Sphinx Convertible Arb. Fund SPC	503	*	0	3,162	**
Sphinx Convertible Arbitrage Fund SPC	900	*	0	5,657	**
Sphinx Convertible Arbitrage SPC	2,000	*	0	12,571	0.01%
SSI Blended Market Neutral L.P.	909	*	0	5,714	**
SSI Hedged Convertible Market Neutral L.P.	990	*	0	6,223	**

				Number of
				Shares of	Number of
	Number of			Preferred	Shares of
	Shares			Stock	Underlying
	Beneficially	Percentage		Owned	Common
	Owned that	of Preferred		Prior to	Stock that	Percentage of
	May be	Stock		the	May be	Common Stock
Name	Sold	Outstanding		Offering(1)	Sold(2)	Outstanding(3)

		*
Timberpass Trading L.L.C.	4,000			0	25,142	0.02%
Total Fina Elf Finance USA, Inc.	1,100	* *		0	6,914	**
Tredia Performance Fund Ltd.	400				2,514	**
Univest Convertible Arbitrage Fund Ltd.	4,000	*		0	25,142	0.02%
Van Kampen Harbor Fund	16,000	1.16%		0	100,570	0.09%
Viacom Inc. Pension Plan Master Trust	43	*		0	270	**
Wachovia Capital Markets LLC	147,300	10.67%		0	925,869	0.85%
Waterstone Market Neutral Fund L.P.	7,500	*			47,142	0.04%
Waterstone Market Neutral Offshore Fund, Ltd.	52,500	3.80	% *	0	329,994	0.30%
White River Securities L.L.C.	10,000			0	62,856	0.06%
Xavex Convertible Arbitrage 10 Fund	1,400	*			8,800	**
Xavex Convertible Arbitrage 2 Fund	1,600	*		0	10,057	**
Xavex Convertible Arbitrage 4 Fund	1,500	* *		0	9,428	**
Zazove Arbitrage Fund, L.P.	5,500			0	34,571	0.03%
Zurich Institutional Benchmarks Master Fund Ltd.	2,730	*		0	17,160	0.02%
All Other Beneficial Owners(4)(5)	383,950	27.82%		0	2,413,356	2.19%
Total	1,380,000	100.00%		0	8,674,128	7.44%

*	Less than 1%.

**	Less than 0.01%.

(1)	Does not include shares of common stock issuable upon conversion of the preferred stock.

(2)	Consists of shares of common stock issuable upon conversion of the preferred stock, assuming a conversion rate of 6.2856 shares of common stock for each share of preferred stock and a cash payment in lieu of any fractional share interest. The conversion rate is subject to adjustment as described under “Description of the Preferred Stock — Adjustments to the Conversion Rate.” Accordingly, the number of shares of common stock issuable upon conversion of the preferred stock may increase or decrease from time to time. Numbers have been rounded down to whole numbers due to fact that fractional shares will not be issued upon conversion of the preferred stock. The “total” for number of shares of common stock that may be sold is based on the conversion rate applied to the 1,380,000 shares of preferred stock issued.

(3)	Calculated based on Rule 13d-3(d)(1) under the Securities Exchange Act, using 107,904,812 shares of common stock outstanding on January 27, 2004. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of the preferred stock by the applicable holder. However, we did not assume the conversion of any other holder’s preferred stock.

(4)	No such beneficial owner may offer or sell common stock issuable upon conversion of the preferred stock until such beneficial owner is named as a selling securityholder in a post-effective amendment to the registration statement of which this prospectus is a part.

(5)	Assumes that the unnamed holders of preferred stock or any future transferees, pledges or donees of or from any such unnamed holder do not beneficially own any common stock other than the common stock issuable upon conversion of the preferred stock at the current conversion rate.

PLAN OF DISTRIBUTION

      The preferred stock and the common stock are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the securities covered by this prospectus.

      We will not receive any of the proceeds from the offering by the selling securityholders of preferred stock or the common stock into which the preferred stock is convertible. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the preferred stock and common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the selling securityholders may from time to time offer the preferred stock or the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders and the purchasers of the preferred stock and the common stock for whom they may act as agent. The aggregate proceeds to the selling securityholders from the sale of the preferred stock or common stock offering by them hereby will be the purchase price of such preferred stock or common stock less discounts and commissions, if any.

      The preferred stock and common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith.

      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade. These transactions may be effected (i) on any national securities exchange or quotation service on which the preferred stock or common stock may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or services or in the over-the-counter market, or (iv) any combination of the foregoing. The selling securityholder may also loan or pledge the preferred stock or the common stock to broker-dealers who may in turn sell such securities.

      In connection with the sales of the preferred stock or our common stock or otherwise, the selling securityholder may enter into hedging transactions with broker-dealers or others, which may in turn engage in short sales of the preferred stock or our common stock in the course of hedging the positions they assume. The selling securityholder may also sell preferred stock or our common stock short and deliver preferred stock or our common stock to close out short positions, or loan or pledge preferred stock or our common stock to broker-dealers or others that in turn may sell such securities. The selling securityholder may pledge or grant a security interest in some or all of the preferred stock or our common stock issued upon conversion of the preferred stock owned by it and if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the preferred stock or our common stock from time to time pursuant to this prospectus. The selling securityholder also may transfer and donate preferred stock or shares of our common stock issuable upon conversion of the preferred stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholder for purposes of the prospectus. The selling securityholder may sell short our common stock and may deliver this prospectus in connection with such short sales and use the shares of our common stock covered by the prospectus to cover such short sales. In addition, any preferred stock or shares of our common stock covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or such other available exemption.

      At the time a particular offering of preferred stock or shares of our common stock issuable upon conversion of the preferred stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of preferred stock or number of shares of our common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers.

      Our outstanding common stock is listed for trading on the New York Stock Exchange under the symbol “DRL.”

      The preferred stock was issued and sold on September 29, 2003 and October 8, 2003 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchasers to be “qualified institutional buyers” (as defined in Rule 144A under the Securities Act). We have agreed to indemnify each selling securityholder and each person, if any, who controls any selling securityholder (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act), and each selling securityholder has agreed to indemnify us, our directors, our officers who sign the registration statement of which this prospectus forms a part and each person, if any, who controls us (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act), each underwriter and each person who controls any underwriter within the meaning of the Securities Act (in the case of an underwritten offering) and each other selling securityholder against certain liabilities arising under the Securities Act.

      Selling securityholders and any underwriters, dealers, brokers or agents who participate in the distribution of the preferred stock or our common stock may be deemed to be “underwriters” within the meaning of the Securities Act and any profits on the sale of the preferred stock and our common stock by them and any discounts, commissions or concessions received by any such underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

      The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which may limit the timing of purchases and sales of the preferred stock and our common stock by the selling securityholders and any other such person. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the preferred stock and our common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the preferred stock and our common stock and the ability of any person or entity to engage in market-making activities with respect to the preferred stock and our common stock.

      We will use our best efforts to keep the registration statement of which this prospectus is a part effective until the earliest of (i) the sale to the public pursuant to Rule 144 (or any similar provision then in force, but not Rule 144A) under the Securities Act or the registration statement of which this prospectus forms a part of all the securities registered thereunder, and (ii) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to permitted exceptions.

       Subject to the terms and conditions set forth in the purchase agreement dated the date hereof (the “purchase agreement”), between us and the initial purchasers, we have agreed to sell, and the initial purchasers have severally agreed to purchase all of the preferred stock to be sold in this offering. The purchase agreement provides that the obligation of the initial purchasers to pay for and accept delivery of the preferred stock is subject to, among other conditions, the delivery of certain legal opinions. If the initial purchasers take any of the preferred stock, it is obligated to take and pay for all of the preferred stock.

LEGAL MATTERS

       The validity of the preferred stock and certain other matters of Puerto Rico and United States law have been passed upon for us by Pietrantoni Méndez & Alvarez LLP. Certain legal matters have been passed upon for the initial purchasers by Shearman & Sterling LLP, New York, New York. The validity of the preferred stock and certain matters of Puerto Rico law have been passed upon for the initial purchasers by O’Neill & Borges, San Juan, Puerto Rico. As of the date of this prospectus, partners of Pietrantoni Méndez & Alvarez LLP owned, in the aggregate, approximately 4,429 shares of common stock of Doral Financial.

INDEPENDENT ACCOUNTANTS

       The financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, included in the 10-K and incorporated by reference in this Prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in the report included therein.

WHERE YOU CAN FIND MORE INFORMATION

       We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

       The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

•	our Annual Report on Form 10-K (including the portion of our proxy statement for our 2003 annual meeting of stockholders incorporated therein) for the year ended December 31, 2002;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003; and

•	our Current Reports on Form 8-K dated January 15, 2003, January 22, 2003, March 28, 2003, April 10, 2003, May 15, 2003, July 10, 2003, August 1, 2003, September 10, 2003, September 23, 2003, September 30, 2003, October 8, 2003, October 15, 2003, November 11, 2003, December 9, 2003, January 5, 2004, January 14, 2004 and February 3, 2004.